As filed with the Securities and Exchange Commission on February 8, 2002
                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            -----------------------

                    COMMONWEALTH TELEPHONE ENTERPRISES, INC.
    (Exact name of Registrant as specified in its articles of incorporation)

             Pennsylvania                                  23-2093008
    (State or other jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                   Identification Number)


                                 100 CTE Drive
                        Dallas, Pennsylvania 18612-9774
                                 (570) 631-2700
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            -----------------------

                               Michael J. Mahoney
                     President and Chief Executive Officer
                                 100 CTE Drive
                        Dallas, Pennsylvania 18612-9774
                                 (570) 631-2700
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                            -----------------------

                                   Copies to:

     Luciana Fato              John S. D'Alimonte            Stephen L. Burns
 Davis Polk & Wardwell      Willkie Farr & Gallagher     Cravath, Swaine & Moore
 450 Lexington Avenue          787 Seventh Avenue            Worldwide Plaza
  New York, NY 10017           New York, NY 10019           825 Eighth Avenue
    (212) 450-4000               (212) 728-8000             New York, NY 10019
                                                              (212) 474-1000

                            -----------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            -----------------------

                                                    CALCULATION OF REGISTRATION FEE
====================================================================================================================================
            Title of Each Class                                     Proposed Maximum
       of Securities to be Registered            Amount to be      Offering Price Per       Proposed Maximum           Amount of
                                                 Registered(1)          Share (2)       Aggregate Offering Price    Registration Fee
Common Stock, par value $1.00 per share.....       3,162,500             $39.56               $125,108,500             $11,509.98
====================================================================================================================================
(1)   Includes 412,500 shares subject to an over-allotment option granted to the underwriters.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended based on the average of the high and low price of $40.25 and $38.86 of the Common Stock on February 6, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS (Subject to Completion)
Issued February 8, 2002

                                2,750,000 Shares
                                   [CTE LOGO]
                                  Common Stock

                            -----------------------

     The selling stockholder named in this prospectus is offering 2,750,000 shares of our common stock. We will not receive any proceeds from the sale of the common stock.

                            -----------------------

     Our common stock is listed on the Nasdaq National Market under the symbol "CTCO". On February 7, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $40.00 per share.

                            -----------------------

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                            -----------------------
                             Price $_______ a Share
                            -----------------------

                                           Underwriting
                              Price to     Discounts and         Proceeds to
                               Public       Commissions      Selling Stockholder
                             ---------     -------------     -------------------
Per share................        $               $                   $
Total....................        $               $                   $

     The selling stockholder has granted the underwriters the right to purchase up to an additional 412,500 shares to cover over-allotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The underwriters expect to deliver the shares of common stock to purchasers
on                               , 2002.

                            -----------------------

                                 MORGAN STANLEY
GOLDMAN, SACHS & CO.
                       WACHOVIA SECURITIES
                                              LEGG MASON WOOD WALKER
                                                    INCORPORATED
                                                                        SG COWEN
, 2002

                                   [ARTWORK]

                            -----------------------



                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.............................................................2
     The Company ..............................................................2
     The Offering..............................................................4
     Summary Financial Data ...................................................5
Risk Factors...................................................................7
Special Note on Forward-Looking Statements....................................15
Use of Proceeds...............................................................16
Price Range of Common Stock
     and Class B Common Stock.................................................16
Dividend Policy...............................................................17
Capitalization................................................................18
Selected Consolidated Financial Data..........................................19
Management's Discussion and Analysis of Results
     of Operations and Financial Condition....................................21
Business......................................................................33
Management....................................................................41
Transactions with Related Parties.............................................44
Principal and Selling Stockholders............................................47
Description of Capital Stock..................................................49
Underwriters..................................................................51
Legal Matters.................................................................53
Experts.......................................................................53
Where You Can Find More Information...........................................53

                            -----------------------


     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

     In this prospectus, unless the context otherwise requires,

     o "we," "us" and "our" refer to Commonwealth Telephone Enterprises, Inc. and its subsidiaries.

     o "our RLEC" and "CT" refer to Commonwealth Telephone Company, a rural local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

     o "our CLEC" and "CTSI" refer to CTSI, LLC, a competitive local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus and may not contain all the information that may be important to you. You should read the entire prospectus, including the information under "Risk Factors" beginning on page 7 and our consolidated financial statements and the related notes and other information included in or incorporated by reference in this prospectus, before making an investment decision.


                                  THE COMPANY

     We are a telecommunications company providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC's markets, which we refer to as our "edge-out" markets. Our RLEC is the nation's eighth largest non-Bell incumbent local exchange carrier, serving over 327,000 switched access lines as of September 30, 2001. Our CLEC served over 108,000 competitive switched access lines in our "edge-out" markets as of September 30, 2001.

     Our RLEC, founded in 1897, operates in a rural, approximately 5,000 square mile territory with a population of approximately 450,000 people and a line density of approximately 65 access lines per square mile. Approximately three quarters of our RLEC's switched access lines serve residential customers. Our RLEC generated revenues of $140.4 million and $182.2 million and adjusted EBITDA of $89.2 million and $110.0 million for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively. Our RLEC ranks among the industry leaders in switched access line growth and penetration of residential second lines, primarily as a result of a successful campaign to market additional lines. From 1995 to 2000, our RLEC's penetration of residential second lines grew from 3% to 35% while its number of switched access lines grew at a compound annual growth rate of 7%, resulting in growth of its overall revenues at a compound annual growth rate of 7%. Additionally, our RLEC's emphasis on enhancing profitability resulted in an adjusted EBITDA compound annual growth rate of 9% over the same period. While second line growth has begun to slow in light of our increased penetration rate, we believe we still have opportunities for future increases in switched access lines, revenues and adjusted EBITDA.

     Our CLEC began operating in our "edge-out" markets in 1997 and currently provides a full array of competitive voice and data telecommunications services mainly to business customers. Our CLEC serves the three regional Pennsylvania "edge-out" markets of Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/ York. In these markets, our CLEC generated revenues of $53.8 million and $53.1 million and adjusted EBITDA of $12.8 million and $2.8 million for the nine months ended September 30, 2001 and the year ended December 31, 2000, respectively. Beginning in 1999, our CLEC expanded beyond its original three "edge-out" markets into five additional expansion markets. At the end of 2000, however, we developed an exit strategy for these expansion markets in order to refocus our attention on our three original "edge-out" markets. This strategy has allowed us to increase our adjusted EBITDA and to significantly reduce our capital needs. We recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the fourth quarter of 2000 in connection with this strategy and had substantially completed our withdrawal from these markets by June 30, 2001.

     We also own and operate other telecommunications-related support businesses that serve our RLEC and CLEC customers as well as others. These businesses are epix(R) Internet Services, one of the northeast's largest rural Internet service providers with approximately 47,000 dial-up Internet access subscribers as of September 30, 2001; Jack Flash(R), a broadband data service with approximately 6,300 installed digital subscriber line subscribers as of September 30, 2001; Commonwealth Communications, a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company, a facilities-based long-distance reseller.

     Our President and CEO, Michael J. Mahoney, and our Executive Vice President and COO, James DePolo, have assembled a management team comprised of individuals with extensive experience and success in the telecommunications industry, as well as individuals from outside the industry whose expertise enhances our overall management team capabilities. Our top five operating executives have an average of approximately 25 years of experience in the telecommunications industry.

Business Strategy

     We strive to grow our revenues, control our expenses and deploy our capital in a manner that maximizes our EBITDA. In order to achieve this goal, we have formulated the following business strategy:

     o    Continue to grow our RLEC's switched access line base;

     o Leverage our RLEC's brand, reputation and expertise to further penetrate our "edge-out" markets;

     o    Increase sales of data products and services;

     o    Increase penetration of enhanced services;

     o    Continue to provide superior service and customer care; and

     o    Selectively pursue strategic acquisitions.

                            -----------------------

     Our principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774, and our telephone number is 570-631-2700. We maintain a website at www.ct-enterprises.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

                                  THE OFFERING

Common stock offered by the
  selling stockholder......     2,750,000 shares of common stock (3,162,500
                                shares if the underwriters exercise their over-allotment option in full).

Use of proceeds............     We will not receive any proceeds from the sale
                                of the shares in this offering.

                             SUMMARY FINANCIAL DATA

     The following table presents summary financial data for our company. The historical financial data presented in this table were derived from and should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus. The pro forma data presented below give effect to our CLEC's exit from five expansion markets as if we had completed the exit before January 1, 2000. See footnote (1) below. However, the pro forma data is not necessarily indicative of the results we would have achieved had we actually completed this exit before January 1, 2000 or of our results of future operations.

                                                   Year Ended December 31,                  Nine Months Ended September 30,
                                      -------------------------------------------------   ------------------------------------
                                                                             Pro forma                              Pro forma
                                         1998         1999         2000       2000(1)        2000         2001        2001(1)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (in thousands, except share, per share and access line data)
Statement of Operations Data:
Sales:
   RLEC...............................$  155,266   $  169,313   $  182,223   $  182,223   $  135,147   $  140,370   $  140,370
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
   CLEC:
      Edge-out........................    21,736       37,583       53,143       53,143       38,156       53,818       53,818
      Expansion.......................       501        4,901       12,413           --        8,192        5,563           --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total CLEC....................    22,237       42,484       65,556       53,143       46,348       59,381       53,818
   Other..............................    48,231       49,095       43,270       43,270       33,071       29,885       29,885
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total sales.....................   225,734      260,892      291,049      278,636      214,566      229,636      224,073
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Costs and expenses, excluding
   managemet fees, restructuring
   charges (reversals) and depreciation
   and amortization...................   137,106      160,388      193,928      165,347      142,163      129,248      121,035
Management fees.......................     7,016        5,234        2,000        2,000        1,500          900          900
Depreciation and amortization.........    37,382       45,506       58,428       52,947       42,011       47,965       47,965
Restructuring charges (reversals)(2)..        --           --       99,713           --           --       (8,678)          --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating (loss) income...............    44,230       49,764      (63,020)      58,342       28,892       60,201       54,173
Interest and dividend income..........     3,197        2,642        3,607        3,607        2,648        2,220        2,220
Interest expense......................   (12,714)     (14,399)     (20,971)     (20,971)     (14,908)     (14,656)     (14,656)
Other income, net.....................       200          413          589          589          522          334          334
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
(Loss) income before income taxes.....    34,913       38,420      (79,795)      41,567       17,154       48,099       42,071
(Benefit) provision for income
   taxes(3)...........................    16,264       18,280      (22,326)      20,151       10,075       16,159       14,181
Equity in income of unconsolidated
  entities............................     1,806        1,832        2,020        2,020        1,412        1,609        1,609
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net (loss) income.....................    20,455       21,972      (55,449)      23,436        8,491       33,549       29,499
Preferred stock dividend and
   accretion requirements.............    12,365           --           --           --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net (loss) income available to
   common shareholders................$    8,090   $   21,972   $  (55,449)  $   23,436   $    8,491   $   33,549   $   29,499
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic (loss) income per average
   common share.......................$     0.37   $     0.99   $    (2.46)  $     1.04   $     0.38   $     1.45   $     1.28
Diluted (loss) income per average
   common share.......................      0.36         0.95        (2.46)        1.01         0.37         1.43         1.25
Weighted average shares and common
   stock equivalents outstanding......22,664,264   23,057,576   22,541,138   23,199,360   23,174,242   23,523,206   23,523,206


                                       5



                                                   Year Ended December 31,                  Nine Months Ended September 30,
                                      -------------------------------------------------   ------------------------------------
                                                                             Pro forma                              Pro forma
                                         1998         1999         2000       2000(1)        2000         2001        2001(1)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                               (in thousands, except share, per share and access line data)

Other Financial and Operating Data:
Adjusted EBITDA(4)....................$   81,612   $   95,270   $   95,121   $  111,289   $   70,903   $   99,488   $  102,138
Capital expenditures..................    87,897      127,324      136,994       93,551      114,784       46,501       46,501
Access lines:
   RLEC...............................   276,644      296,689      315,669      315,669      311,334      327,347      327,347
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
   CLEC:
      Edge-out........................    41,004       73,739       97,174       97,174       93,722      108,702      108,702
      Expansion.......................     2,418       10,809       25,373           --       23,082           --           --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total CLEC....................    43,422       84,548      122,547       97,174      116,804      108,702      108,702
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Total..............................   320,066      381,237      438,216      412,843      428,138      436,049      436,049
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                                                                      As of
                                                                                                                    September
                                                                                                                    30, 2001
                                                                                                                 -------------
Balance Sheet Data:                                                                                              (in thousands)
Cash and temporary cash investments..............................................................................$     32,666
Property, plant and equipment, net of accumulated depreciation of $369,000.......................................     423,177
Total assets.....................................................................................................     582,498
Short-term debt..................................................................................................      74,010
Long-term debt, net of current maturities........................................................................     188,562
Stockholders' equity.............................................................................................     154,372
-------------------

(1) The pro forma data is calculated by eliminating sales, identifiable direct operating expenses, restructuring charges (reversals) and the applicable tax effects related to our operations in the expansion markets for the periods presented.

(2) In order to enhance our near-term cash flow and reduce our capital requirements, we announced our intention to exit five CLEC expansion markets in December 2000. As a result, we recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the year ended December
     31, 2000, of which $8.7 million, or $5.8 million after tax, was reversed in the nine months ended September 30, 2001. See "Selected Financial
     Data."

(3) The relatively high 2000 effective tax rate is primarily due to significant losses from our CLEC's expansion markets that were not deductible for state tax purposes. See "Management's Discussion and Analysis of Results of Operations and Financial Condition - Nine Months
     Ended September 30, 2001 vs.
     September 30, 2000 - Income Taxes."

(4) Represents earnings before interest, taxes, depreciation and amortization, other income (expense), restructuring charges (reversals) including its cash component and equity in income of unconsolidated entities. We believe that adjusted EBITDA is an additional measure of operations that (1) gauges the performance of our business and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally
     Accepted Accounting Principles (GAAP) and may not be comparable to other similarly-titled measures of other companies.

                                  RISK FACTORS


     You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Level 3 Communications, Inc.'s significant influence over us

   Level 3 holds a significant portion of the voting power in our equity securities and may have interests that differ from yours.

     Level 3 is a global communications and information services company. After the offering, Level 3 will beneficially own approximately 42% of the voting power of our equity securities, assuming the underwriters exercise their over-allotment option in full. Four of our directors are also directors of Level 3. As a result, Level 3 will continue to have significant influence over the election of our directors and our corporate and management policies, including potential mergers or acquisitions, asset sales and other significant corporate transactions. We cannot assure you that the interests of Level 3 will coincide with the interests of the other holders of our common stock. See "Principal and Selling Stockholders" and "Transactions with Related Parties."

   We have existing relationships with RCN Corporation, an affiliate of Level 3, that may lead to conflicts of interest.

     Our Chairman, David McCourt, is also the Chairman and CEO of RCN Corporation, a facilities-based telecommunications company, and eight of our directors also serve on the board of directors of RCN. In addition, we have entered into a long distance resale and a management service agreement with RCN, the latter of which was not the result of arm's-length negotiations. David McCourt also owns approximately 10% of the outstanding shares of common stock of Level 3 Telecom Holdings, Inc., the holding company through which Level 3 owns its equity stake in our company. In addition, Level 3 owns approximately 27% of the outstanding equity securities of RCN. We cannot assure you that no conflicts of interest exist or will arise with respect to the ongoing operations of our company and RCN. See "Transactions with Related Parties."

Risks related to regulation of the telecommunications industry

     The telecommunications industry is subject to extensive regulation at the federal, state and local levels. See "Business - RLEC Operations - Regulatory Environment" and "Business - CLEC Operations - Regulatory Environment." The costs of complying with this regulation, delays or failures to receive required regulatory approvals, or the enactment of new, adverse regulatory requirements may have a material adverse effect upon our business. The risks presented by the regulatory environment we face include the following:

   The amounts we can charge for most of our services are subject to regulatory restrictions; our financial results have been adversely affected by recent reductions in access rates and may be further adversely affected if access rates are reduced in the future.

     Approximately 14.7% and 14.0% of our pro forma revenues for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively, were from local service fees paid by customers of our RLEC. These fees, and other charges imposed by our RLEC for in-state services, are subject to regulation by the Pennsylvania Public Utility Commission and can be raised, in the aggregate, only at an annual rate equal to the overall rate of inflation minus two percentage points or for events deemed outside of our RLEC's control that result in reduced revenues or increased expenses. These increases may not be sufficient to cover increases in our costs. Moreover, it is possible that the applicable regulations could be changed in the future to impose even greater restrictions on our ability to raise rates for local service.

     Additionally, approximately 41.5% and 43.9% of our pro forma revenues for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively, came from charges paid to us by other carriers for services our RLEC and CLEC provided in originating and terminating intrastate and interstate toll calls, and for services our CLEC provided in terminating local calls received from other telephone companies. The payments we receive for these services are regulated by the Federal Communications Commission and the Pennsylvania Public Utility Commission.

     Beginning in June 2001, new FCC rules substantially reduced the per minute rates our CLEC can charge to long distance companies for interstate access. Revenues from these access charges represented approximately 1.3% and 1.2% of our pro forma revenues for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively. Upon full phase-in after three years, these rules will result in a reduction in our CLEC's interstate access rates to approximately 0.45 cents per minute. We estimate that had this change been effective on January 1, 2000 instead of in June 2001, our pro forma revenues for 2000 would have been reduced by approximately $500,000 or 0.2%. See "Business--CLEC Operations--Federal Regulatory Environment."

     Also beginning in June 2001, other FCC rules substantially reduced the amounts our CLEC can charge other telephone companies and others for local telephone calls that terminate to an Internet service provider, which are known as reciprocal compensation. The total reciprocal compensation recorded by our CLEC represented approximately 1.1% and 1.7% of our pro forma revenues for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively. Of these amounts, local reciprocal compensation associated with ISP traffic was approximately 0.8% and 1.3% of our pro forma revenues for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively. The FCC rules permit our CLEC to continue collecting the existing higher rates on calls that terminate to customers who are not ISPs. We estimate that had this new FCC rule been effective on January 1, 2000 instead of in June 2001, our pro forma revenues for 2000 would have been reduced by approximately $500,000 or 0.2%.

     Interstate access charges paid by long-distance carriers to our RLEC represented 19.4% of our pro forma revenues for 2000. In the first quarter of 2001, our state tax adjustment surcharge, settlements formula calculation and jurisdictional minutes of use have reduced and will reduce our RLEC's interstate access revenues by approximately $1.0 million per quarter as compared to the amounts we received prior to these changes. We estimate that had the changes described in the preceding sentence been effective on January 1, 2000 instead of in the first quarter of 2001, our pro forma revenues for 2000 would have been reduced by approximately $4.0 million or 1.4%.

     We cannot predict whether any additional FCC rules will be passed that will result in further reductions in the revenues we receive. Additionally, the FCC's current rules may change as a result of judicial review or policy changes at the agency.

   If any of the favorable regulatory provisions from which our RLEC currently benefits were to be modified or terminated, we could experience higher costs and lower revenues.

     Because of its status as a rural telephone company under the Telecommunications Act, our RLEC is not currently required to comply with that Act's more burdensome requirements governing the rights of competitors to interconnect to an incumbent carrier's local network. If this limitation was to change, more competitors could enter our RLEC markets than we currently expect. We could also incur additional administrative and regulatory expenses as a result of such newly imposed interconnection requirements.

     Additionally, since 1997, our RLEC has operated under local rate regulations that permit increased returns arising from improved productivity to accrue to equity owners. We believe that this regulatory arrangement is more favorable to us than traditional rate of return regulation, which requires productivity gains to be passed on to ratepayers. The regulations also include other provisions, such as rate adjustments, that may protect us against events deemed outside of our control. We believe that such regulations are generally preferable to traditional local rate regulations. The Pennsylvania Public Utility Commission has asserted continuing jurisdiction over these alternative regulatory arrangements and we can therefore not assure you that it will allow full or partial recovery of reduced revenues or increased expenses in the future. In addition, the legislation under which the Pennsylvania

Public Utility Commission approved our current form of regulation expires in 2003, and we cannot assure you that it will be renewed. All of these regulations are subject to change and/or termination which could result in reduced revenues for our RLEC.

     Furthermore, our RLEC currently receives its interstate access revenues pursuant to average cost schedules established by NECA. Should our RLEC lose its average schedule status, we would incur a significant loss of interstate access revenue.

   Loss of our access to network elements from incumbent telephone companies or an increase in the prices we must pay for those elements would adversely affect our CLEC business.

     Approximately half of our CLEC's customers are not completely physically connected to our networks. Our CLEC's business therefore depends in large part on our ability to provide service to our customers by leasing various elements of the incumbent telephone company's network to provide local service. The Telecommunications Act of 1996 and FCC and state commission rulings under that Act require incumbent telephone companies to lease us the necessary network elements. If these rules are changed by the FCC or state commissions or are struck down by the courts, our ability to provide service in a cost-effective manner could be adversely affected. For example, the FCC could remove one or more of the necessary elements that the incumbent telephone company is required to provide to us, or permit substantial increases in the amounts the incumbent company can charge our CLEC. The U.S. Supreme Court is currently reviewing certain FCC rules regarding the pricing of network elements provided by incumbent local telephone companies. If incumbent telephone companies were no longer to be required to provide unbundled network elements on favorable terms, our CLEC's operating margins would be reduced and it might not be able to compete effectively.

   Regulatory requirements could delay or prevent our ability to take actions we consider beneficial to our business.

     Pennsylvania law requires us to secure consent from the Pennsylvania Public Utility Commission prior to issuing capital stock, incurring long-term debt or selling or otherwise disposing of material utility assets. Both the FCC and the Public Utility Commission must review any transaction that results in a "change of control" of a regulated entity or of a holding company of a regulated entity. The approval process for these transactions can be lengthy and could restrict our ability to offer services, set prices, obtain financing or take other steps that we may believe to be in our best interest.

Risks related to the competitive nature of the telecommunications industry

     The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. The risks to our business from this competition include the following:

   Verizon, as the incumbent local carrier in our CLEC markets, has competitive advantages over us which adversely affect our operating margins.

     As the incumbent carrier in our CLEC markets, Verizon enjoys competitive advantages, including its wireline connection to virtually all of our customers and potential customers, its established brand name and its substantial financial resources. As a competitive local carrier, we are effectively required to discount our services to win potential customers, and to pay substantial amounts to Verizon to lease elements of its networks. These factors result in lower operating margins for our CLEC, and make us especially vulnerable to any discount pricing policies that Verizon may adopt to exploit its lower cost structure and greater financial resources. Additionally, Verizon has recently received regulatory approval to offer in-region long-distance services to its Pennsylvania customers, which allows it to offer attractive service packages to its customers in the markets we serve. This may result in a further competitive disadvantage in our CLEC markets.

   We face intense competition in our markets for long distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

     An important part of our business strategy is to sell additional services to our local customers in both our RLEC and CLEC markets. The markets for these ancillary services, however, are extremely competitive, and in some cases are dominated by companies far larger than our own with lower costs, and greater name recognition and technical and financial resources, than ours. Our competitors for these services include, in addition to Verizon, long distance companies like AT&T, WorldCom and Sprint, and, in the Internet service provider business, AOL Time Warner. To compete against these established companies, we expect to have to offer both lower prices and superior service to our customers, and we may not be able to do so on profitable terms. In recent periods, our long distance reseller has been losing interLATA toll and long distance revenues to lower cost carriers who own or control their own networks, and we expect that this trend will continue. If we are unable to maintain a competitive offering of long distance, Internet access and other ancillary services, we may also lose local customers who prefer to obtain a package of services from one telecommunications provider.

   Technological developments could increase our costs and cause a decline in demand for our services.

     The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

     Our wireline telecommunications services also are in competition or potential competition with numerous alternative technologies, including in particular wireless communications. The wireless telecommunications industry is experiencing significant technological change. Wireless carriers are improving the capacity and quality of digital wireless technology, and are also expected to continue to reduce the prices for their services. These developments could reduce customer demand for our services and the prices that we will be able to charge for these services, particularly in our CLEC markets where a number of wireless providers are established competitors. We believe that future technological developments are likely to result in further improvements in wireless telecommunications services, as well as in other telecommunications technologies, that are likely to result in increased competition for our various businesses. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services.

   Many of our competitors have superior resources which may place us at a cost and price disadvantage.

     Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. These competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we can. Additionally, the greater brand name recognition of some competitors, such as Verizon, requires us to price our CLEC services at lower levels in order to win business. Finally, the cost advantages of some competitors may give them the ability to reduce their prices for an extended period of time if they so choose. See "Business - RLEC Operations - Competitive Environment" and "Business - CLEC Operations - Competitive Environment."

Other business risks

   Demand for some of our services may be adversely affected by a downturn in the U.S. economy.

     Demand for some of our services may be adversely affected by the recent downturn in the U.S. economy. As a result, we may experience lower than expected revenues for some of our businesses going forward. If current general economic conditions continue or worsen, the revenues, cash flow and earnings of our company as a whole could be adversely affected.

     We have suffered significant losses in our CLEC business, and we may not be able to achieve and maintain profitability in that business.

     Our CLEC business competes against a formidable incumbent carrier that enjoys numerous competitive advantages. Since its inception in 1997, our CLEC business has generated significant operating and EBITDA losses, and in December 2000 we recorded a $99.7 million restructuring charge in connection with our decision to cease operating in our five expansion markets. Our ongoing CLEC business will continue to require substantial capital expenditures, as well as significant dedication of management and other resources. We cannot assure you that our decision to focus our efforts on our three remaining edge-out markets will enable us to achieve and maintain profitability in those markets.

   Our future rate of growth in switched access lines will likely be lower than our historical growth rates and this decline may adversely affect our results.

     Our business strategy depends in part on the continued growth of our switched access line base. The rate of growth has begun to decline recently as the rate of second line penetration in our markets has matured. Additionally, the FCC adopted an order that will increase our monthly per-line charges to local subscribers beginning in July 2002. To the extent that the rate of growth continues to decline, our ability to generate additional revenues from this source, which has been very important to our results in recent years, will decline.

   Our growth strategy will require us to invest significant capital in new services and we may not achieve the desired returns.

     We plan to invest significant amounts of capital into new services, such as DSL and our Internet service provider. All of these businesses are highly competitive, and we cannot assure you that we will be able to achieve the returns on investment that we expect. For example, our number of epix(R) subscribers declined slightly in the quarter ended September 30, 2001. Additionally, even if we are successful in our efforts to develop these new businesses, their operating results and EBITDA margins will likely be lower than those of our core lines of business. Moreover, we expect that any success we experience in selling DSL service will to some extent be offset by reduced demand for second lines, which can be rendered redundant by DSL.

   Any disruption in our services could potentially expose us to a loss of customers or claims for damages.

     Because our services are critical to many of our customers' businesses, any significant interruption in our services could result in a loss of customers or claims by our customers for indirect or consequential damages. Although the standard terms and conditions of our tariffs and customer contracts disclaim our liability for any such damages, a customer could still bring a lawsuit against us claiming lost profits or other consequential damages as the result of a service interruption or other web site or application problems that the customer may ascribe to us. We cannot assure you that a court would enforce any limitations on our liability. In such cases we could be liable for substantial damage awards.

   We depend on third parties, over whom we have no control, to deliver our services.

     Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long distance carriers, and numerous other third parties to deliver our services. Our CLEC is particularly dependent on cooperation from Verizon in order to provide local service to a portion of our CLEC customers, about half of whom are not completely physically connected to our network. We do not have a long-term agreement with Verizon to provide us with the network connections we need, and the terms of our relationship with Verizon are subject to change as the result of regulatory agency and court decisions. In addition, we are dependent on easements, entry to premises, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain in effect the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

     If future acquisitions are not successful, or if we are not able to structure future acquisitions in a financially efficient manner, we could suffer an adverse effect on our business and results of operations.

     From time to time we consider acquisitions of other businesses, some of which could be material to us. To the extent that we make any acquisitions in the future, we may issue common stock that would dilute the ownership of our stockholders, incur debt, assume liabilities, incur amortization expenses related to certain intangible assets or incur large and possibly immediate write-offs. Acquisition transactions require a significant commitment of resources and are accompanied by a number of risks, including:

     o the difficulty of assimilating the operations and personnel of the acquired companies;

     o the potential disruption of our ongoing business and distraction of management;

     o    unanticipated expenses related to technology integration;

     o the maintenance of uniform standards, controls, procedures and policies;

     o the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     o    potential unknown liabilities associated with acquired businesses.

We cannot be sure that we will succeed in addressing these risks or any other problems encountered in connection with potential business combinations and acquisitions.

   As a holding company, we will require dividends from subsidiaries to meet our cash requirements.

     We are a holding company whose principal assets are the shares of capital stock of our subsidiaries. With the exception of some revenues we generate as a result of our holding company's merger with Commonwealth Communications, we do not generate any operating revenues of our own. Consequently, we depend on dividends, advances and payments from our subsidiaries to fund our activities and meet our cash needs, including our debt service requirements. Our subsidiaries are separate and distinct legal entities. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to various business considerations and to applicable laws and regulations.

     We have substantial existing short-term indebtedness, and we may be unable to obtain new financing or financing on favorable terms.

     As of September 30, 2001, we had total outstanding short-term indebtedness of approximately $74 million. This amount includes a revolving line of credit with a balance of $65 million as of September 30, 2001 that matures every 364 days. We will need to use a portion of our future cash flow from operations to pay the principal and interest on our indebtedness, which will reduce the funds available for our operations, including capital investments and business expenses. This could hinder our ability to adjust to changing market and economic conditions. Additionally, we may need to obtain new financing to fund further capital requirements. We cannot provide you with any assurance that additional financing will be available or, if it is available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain financing could result in the delay or curtailment of our development plans or expenditures.

   The restrictive terms imposed by our indebtedness may prevent us from achieving some of our business objectives.

     Our indebtedness contains various covenants that limit our ability to engage in the following activities:

     o    borrow and place liens on our assets;

     o pay dividends, make investments or make certain other restricted payments;

     o    enter into transactions with affiliates; and

     o    sell assets, make acquisitions or merge with or into other companies.

     Our ability to comply with these covenants can be affected by events beyond our control. A breach of any of these covenants could also result in a default even if we are able to pay our debt. A default under these covenants or covenants under other financing arrangements we enter into could result in the acceleration of required payments or the inability to receive financing in the future.

Risks related to the offering

   Holders of our common stock have significantly fewer votes per share than holders of our class B common stock and common stock stockholders may not therefore be able to determine the outcome of matters submitted to a vote of our stockholders.

     Holders of our common stock are entitled to one vote per share while holders of our class B common stock are entitled to 15 votes per share. To the extent that the aggregate voting power of the outstanding class B common stock remains greater than the aggregate voting power of the outstanding common stock, the holders of class B common stock can control the outcome of stockholder votes, including the election of directors. This would be true even if the matter to be voted upon involved a conflict between the interests of the holders of the common stock and the class B common stock. The aggregate voting power of the outstanding class B common stock is currently greater than that of the common stock and will remain so after this offering.

   If we or our existing stockholders sell additional shares of our common stock after the offering, the market price of our common stock could decline.

     The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     After the offering, Level 3 will hold 6,889,326 shares of our common stock and 1,017,061 shares of our class B common stock. While Level 3 has agreed, subject to certain exceptions, not to sell any of its holdings without the permission of Morgan Stanley & Co. Incorporated for a period of 90 days from the date of this prospectus, sales or the perception of such sales of a substantial number of shares of our common stock following the expiration of this lock-up period could cause our stock price to fall. Additionally, we have recently entered into a registration rights agreement with Level 3 which provides Level 3 with rights to register its remaining shares for resale. See "Transactions with Related Parties." Level 3 has stated publicly that it would consider monetizing certain of its non- core assets including its holdings in public companies such as our company.

     As of September 30, 2001, approximately 1,438,000 shares of our common stock are issuable upon the exercise of presently outstanding stock options and approximately 604,000 shares have been reserved for future issuance. We also have approximately 130,000 shares of restricted stock outstanding as of September 30, 2001. Sales, or the perception of sales, of a substantial number of these shares could cause our stock price to decline.

   Our governing documents and applicable laws and regulations may discourage a takeover attempt.

     Provisions contained in our articles of incorporation and by-laws, Pennsylvania law and industry regulations could make it difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation and by-laws impose various procedural and other requirements that could make it difficult for stockholders to effect certain corporate actions. See "Description of Capital Stock." In addition, Federal and Pennsylvania regulations regarding changes of control in our business are very restrictive. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control that you deem beneficial to you.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and we intend that such forward-looking statements be subject to these safe harbors. These statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. Our forward-looking statements involve risks and uncertainties that could significantly affect expected results in the future differently than expressed in any forward- looking statements we have made. These risks and uncertainties include, but are not limited to:

     o uncertainties relating to our ability to further penetrate our markets and the related cost of that effort;

     o    economic conditions, acquisitions and divestitures;

     o    government and regulatory policies;

     o    the pricing and availability of equipment, materials and inventories;

     o    technological developments; and

     o    changes in the competitive environment in which we operate.

Additional factors that could cause or contribute to such differences are set forth in "Risk Factors" and are discussed elsewhere in this prospectus and in the documents incorporated into this prospectus by reference. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot provide any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations that we contemplate will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

                                USE OF PROCEEDS

We will not receive any proceeds from the sale of shares in this offering by the selling stockholder.


              PRICE RANGE OF COMMON STOCK AND CLASS B COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol "CTCO" and our class B common stock is quoted on the Nasdaq Small Cap Market under the symbol "CTCOB".

The following table presents, for the periods indicated, the daily high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                                               High         Low
                                                                                              ------      -------
Fiscal Year Ended December 31, 1999
   First Quarter..........................................................................    $39.13       $27.50
   Second Quarter.........................................................................     45.44        33.75
   Third Quarter..........................................................................     53.75        39.63
   Fourth Quarter.........................................................................     61.88        43.75
Fiscal Year Ended December 31, 2000
   First Quarter..........................................................................     58.00        42.00
   Second Quarter.........................................................................     54.75        40.88
   Third Quarter..........................................................................     49.25        33.00
   Fourth Quarter.........................................................................     40.50        31.88
Fiscal Year Ending December 31, 2001
   First Quarter..........................................................................     39.00        31.75
   Second Quarter.........................................................................     44.00        28.25
   Third Quarter .........................................................................     45.19        35.09
   Fourth Quarter.........................................................................     48.89        36.52
Fiscal Year Ending December 31, 2002
   First Quarter (through February 6, 2002)...............................................     46.25        38.86

     On February 7, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $40.00 per share. As of February 6, 2002, there were approximately 1,736 holders of our common stock.

     The following table sets forth, for the periods indicated, the daily high and low sale prices per share of our class B common stock as reported on the Nasdaq Small Cap Market.

                                                                                               High         Low
                                                                                              ------      -------
Fiscal Year Ended December 31, 1999
   First Quarter..........................................................................    $41.00       $25.25
   Second Quarter.........................................................................     45.00        28.13
   Third Quarter..........................................................................     52.50        40.00
   Fourth Quarter.........................................................................     70.00        43.25
Fiscal Year Ended December 31, 2000
   First Quarter..........................................................................     70.00        45.13
   Second Quarter.........................................................................     52.00        40.00
   Third Quarter..........................................................................     47.50        38.00
   Fourth Quarter.........................................................................     39.00        32.00
Fiscal Year Ending December 31, 2001
   First Quarter..........................................................................     40.00        31.00
   Second Quarter.........................................................................     44.00        25.25
   Third Quarter..........................................................................     44.00        35.00
   Fourth Quarter.........................................................................     47.45        36.00




                                      16

                                                                                               High         Low
                                                                                              ------      -------

Fiscal Year Ending December 31, 2002
   First Quarter (through February 6, 2002)...............................................     47.25        41.00

     On February 7, 2002, the reported last sale price of our class B common stock on the Nasdaq Small Cap Market was $44.50 per share. As of February 6, 2002, there were approximately 296 holders of our class B common stock.


                                DIVIDEND POLICY

     We anticipate that future cash flows will be used principally to support operations and finance growth of our business and, thus, we do not intend to pay cash dividends on our common stock or class B common stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of our board of directors. The declaration of any dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, future business prospects and such other factors as our board of directors may deem relevant. Additionally, our existing credit facilities place significant restrictions on our ability to pay dividends.

                                 CAPITALIZATION

     The following table summarizes our capitalization as of September 30, 2001 and should be read in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus and our consolidated financial statements and the related notes incorporated by reference into this prospectus.

                                                                                           As of
                                                                                       September 30,
                                                                                            2001
                                                                                      --------------
                                                                                      (in thousands)
Cash and temporary cash investments.................................................   $     32,666
                                                                                       ============
Notes payable (short-term)(1).......................................................   $     65,000
Long-term debt, including current maturities of $9,010..............................        197,572
                                                                                       ------------
   Total debt.......................................................................        262,572
                                                                                       ------------
Stockholders' equity:
   Redeemable preferred stock, no par value, 25,000,000 shares authorized(2)........              -
   Common stock, $1.00 par value, 85,000,000 shares authorized, 21,396,345
      shares issued and 21,346,311 shares outstanding...............................         21,396
   Class B common stock, $1.00 par value, 15,000,000 shares authorized,
      5,853,802 shares issued and 2,069,153 shares outstanding......................         5,854
   Additional paid-in capital.......................................................        255,120
   Deferred compensation............................................................         (4,740)
   Accumulated other comprehensive loss.............................................         (3,486)
   Retained earnings................................................................         11,262
   Treasury stock at cost, 3,821,883 shares.........................................       (131,034)
                                                                                       ------------
Total stockholders' equity..........................................................        154,372
                                                                                       ------------
Total capitalization................................................................   $    416,944
                                                                                       ============

-------------------
(1) Notes payable (short-term) represents debt under our 364-day revolving line of credit with CoBank which matures on April 5, 2002. We expect to be able to refinance this debt when it becomes due.

(2) On February 8, 1999, we redeemed the 5.2 million shares of our preferred stock series A and preferred stock series B at their stated value, an aggregate of $52 million, plus accrued dividends. These shares of preferred stock are deemed authorized and issued, but not outstanding. To date, these are the only preferred shares we have issued.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical financial data have been derived from our consolidated financial statements. This data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and the related notes incorporated by reference in this prospectus. The selected consolidated statement of income data for the nine months ended September 30, 2000 and September 30, 2001 and the selected consolidated balance sheet data as of September 30, 2001 were derived from our unaudited financial statements which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the nine months ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year. The consolidated statements of income data for the three years ended December 31, 2000 and the balance sheet data as of December 31, 1999 and December 31, 2000 were derived from and should be read in conjunction with our audited financial statements incorporated by reference to our report on Form 10-K for the year ended December 31, 2000. The consolidated statements of income data for the two years ended December 31, 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 were derived from and should be read in conjunction with our audited financial statements in our reports on Form 10-K for the years ended December 31, 1997 and 1998, which are not incorporated by reference in this prospectus.

     The pro forma data presented below gives effect to our CLEC's exit from five expansion markets as if we had completed the exit before January 1, 2000. See footnote (1) below. However, the pro forma data is not necessarily indicative of the results we would have achieved had we actually completed this exit before January 1, 2000 or of our results of future operations.

                                                                    YEAR ENDED DECEMBER 31,                  (table cont'd below)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Pro Forma
                                                    1996         1997         1998         1999          2000        2000 (1)
                                                    ----         ----         ----         ----          ----        --------
                                                         (in thousands, except share, per share and access line data)
STATEMENT OF OPERATIONS DATA:
Sales:
  RLEC......................................     $135,575     $144,538     $155,266     $169,313      $182,223      $182,223
                                               ----------   ----------   ----------   ----------    ----------    ----------
  CLEC:
   Edge-out.................................           89        5,329       21,736       37,583        53,143        53,143
   Expansion................................            -            -          501        4,901        12,413             -
                                               ----------   ----------   ----------   ----------    ----------    ----------
     Total CLEC.............................           89        5,329       22,237       42,484        65,556        53,143
  Other.....................................       50,842       46,729       48,231       49,095        43,270        43,270
                                               ----------   ----------   ----------   ----------    ----------    ----------
   Total sales..............................      186,506      196,596      225,734      260,892       291,049       278,636
                                               ----------   ----------   ----------   ----------    ----------    ----------
Costs and expenses, excluding
  management fees, restructuring
  charges (reversals) and
  depreciation and amortization.............      102,658      115,636      137,106      160,388       193,928       165,347
Management fees.............................        8,382        8,283        7,016        5,234         2,000         2,000
Depreciation and amortization...............       27,390       31,216       37,382       45,506        58,428        52,947
Restructuring charges (reversals)(2)........            -            -            -            -        99,713             -
                                               ----------   ----------   ----------   ----------    ----------    ----------

Operating (loss) income.....................       48,076       41,461       44,230       49,764       (63,020)       58,342
Interest and dividend income................        3,501        3,422        3,197        2,642         3,607         3,607
Interest expense............................       (9,577)      (9,933)     (12,714)     (14,399)      (20,971)      (20,971)
Other income, net...........................        2,286        1,041          200          413           589           589
                                               ----------   ----------   ----------   ----------    ----------    ----------

(Loss) income from continuing
  operations before income taxes............       44,286       35,991       34,913       38,420       (79,795)       41,567
(Benefit) provision for income taxes(3).....       19,960       15,460       16,264       18,280       (22,326)       20,151
                                               ----------   ----------   ----------   ----------    ----------    ----------
(Loss) income from continuing
  operations before equity in
  unconsolidated entities...................       24,326       20,531       18,649       20,140       (57,469)       21,416
Equity in income of unconsolidated entities.        1,543        1,653        1,806        1,832         2,020         2,020
                                               ----------   ----------   ----------   ----------    ----------    ----------
(Loss) income from continuing operations....       25,869       22,184       20,455       21,972       (55,449)       23,436
Discontinued operations4....................      (13,556)     (36,149)           -            -             -             -
Extraordinary charge(5).....................       (1,928)           -            -            -             -             -
                                               ----------   ----------   ----------   ----------    ----------    ----------
Net income (loss)...........................       10,385      (13,965)      20,455       21,972       (55,449)       23,436
Preferred stock dividend and
  accretion requirements....................        3,974        4,249       12,365            -             -             -
                                               ----------   ----------   ----------   ----------    ----------    ----------
Net (loss) income available to
   common stockholders......................       $6,411     $(18,214)      $8,090      $21,972      $(55,449)      $23,436
                                               ==========   ==========   ==========   ==========    ==========    ==========
Basic (loss) income per average
  common share from continuing operations...        $1.00        $0.82        $0.37        $0.99        $(2.46)        $1.04
  .
Diluted (loss) income per average
  common share from continuing operations...         0.99         0.80         0.36         0.95         (2.46)         1.01
  .
Basic (loss) income per average
  common share..............................         0.29        (0.83)        0.37         0.99         (2.46)         1.04
Diluted (loss) income per average
  common share..............................         0.29        (0.83)        0.36         0.95         (2.46)         1.01
Weighted average shares
outstanding.................................   21,984,743   22,000,625   22,058,101   22,114,243    22,541,138    22,541,138
Weighted average shares and
  common stock equivalents
  outstanding...............................   22,142,108   22,000,625   22,664,264   23,057,576    22,541,138    23,199,360
OTHER FINANCIAL AND OPERATING
  DATA:
Adjusted EBITDA6............................      $75,466      $72,677      $81,612      $95,270       $95,121      $111,289
Capital expenditures........................       39,028       71,522       87,897      127,324       136,994        93,551
Access lines:
  RLEC......................................      240,255      258,803      276,644      296,689       315,669       315,669
                                               ----------   ----------   ----------   ----------    ----------    ----------
  CLEC:
   Edge-out.................................          804       18,018       41,004       73,739        97,174        97,174
   Expansion................................            -            -        2,418       10,809        25,373             -
                                               ----------   ----------   ----------   ----------    ----------    ----------
     Total CLEC.............................          804       18,018       43,422       84,548       122,547        97,174
                                               ----------   ----------   ----------   ----------    ----------    ----------
  Total.....................................      241,059      276,821      320,066      381,237       438,216       412,843
                                               ==========   ==========   ==========   ==========    ==========    ==========


(table cont'd
 from above)
                                                      NINE MONTHS ENDED SEPTEMBER 30,
-----------------------------------------------    ------------------------------------
                                                                              Pro Forma
                                                      2000           2001      2001 (1)
                                                      ----           ----     ---------
                           (in thousands, except share, per share and access line data)
STATEMENT OF OPERATIONS DATA:
Sales:
  RLEC......................................        $135,147       $140,370     $140,370
                                                  ----------     ----------   ----------
  CLEC:
   Edge-out.................................          38,156         53,818       53,818
   Expansion................................           8,192          5,563            -
                                                  ----------     ----------   ----------
     Total CLEC.............................          46,348         59,381       53,818
  Other.....................................          33,071         29,885       29,885
                                                  ----------     ----------   ----------
   Total sales..............................         214,566        229,636      224,073
                                                  ----------     ----------   ----------
Costs and expenses, excluding
  management fees, restructuring
  charges (reversals) and
  depreciation and amortization.............         142,163        129,248      121,035
Management fees.............................           1,500            900          900
Depreciation and amortization...............          42,011         47,965       47,965
Restructuring charges (reversals)(2)........               -         (8,678)           -
                                                  ----------     ----------   ----------

Operating (loss) income.....................          28,892         60,201       54,173
Interest and dividend income................           2,648          2,220        2,220
Interest expense............................         (14,908)       (14,656)     (14,656)
Other income, net...........................             522            334          334
                                                  ----------     ----------   ----------

(Loss) income from continuing
  operations before income taxes............          17,154         48,099       42,071
(Benefit) provision for income taxes(3).....          10,075         16,159       14,181
                                                  ----------     ----------   ----------
(Loss) income from continuing
  operations before equity in
  unconsolidated entities...................           7,079         31,940       27,890
Equity in income of unconsolidated entities.           1,412          1,609        1,609
                                                  ----------     ----------   ----------
(Loss) income from continuing operations....           8,491         33,549       29,499
Discontinued operations4....................               -              -            -
Extraordinary charge5.......................               -              -            -
                                                  ----------     ----------   ----------
Net income (loss)...........................           8,491         33,549       29,499
Preferred stock dividend and
  accretion requirements....................               -              -            -
                                                  ----------     ----------   ----------
Net (loss) income available to
   common stockholders......................          $8,491        $33,549      $29,499
                                                  ==========     ==========   ==========
Basic (loss) income per average
  common share from continuing operations...           $0.38          $1.45        $1.28
  .
Diluted (loss) income per average
  common share from continuing operations...            0.37           1.43         1.25
  .
Basic (loss) income per average
  common share..............................            0.38           1.45         1.28
Diluted (loss) income per average
  common share..............................            0.37           1.43         1.25
Weighted average shares
outstanding.................................      22,431,467     23,096,803   23,096,803
Weighted average shares and
  common stock equivalents
  outstanding...............................      23,174,242     23,523,206   23,523,206
OTHER FINANCIAL AND OPERATING
  DATA:
Adjusted EBITDA6............................         $70,903        $99,488     $102,138
Capital expenditures........................         114,784         46,501       46,501
Access lines:
  RLEC......................................         311,334        327,347      327,347
                                                  ----------     ----------   ----------
  CLEC:
   Edge-out.................................          93,722        108,702      108,702
   Expansion................................          23,082              -            -
                                                  ----------     ----------   ----------
     Total CLEC.............................         116,804        108,702      108,702
                                                  ----------     ----------   ----------
  Total.....................................         428,138        436,049      436,049
                                                  ==========     ==========   ==========

                                                                         As of December 31,                            As of
                                                    -------------------------------------------------------------  September 30,
                                                       1996        1997          1998        1999         2000         2001
                                                    ---------    ---------    ---------    ---------    ---------  -------------
                                                                                  (in thousands)
Balance Sheet Data:
Cash and temporary cash investments ............    $  11,004    $  14,017    $  16,968    $  21,183    $  37,046    $  32,666
Property, plant and equipment, net of
  accumulated depreciation......................      248,952      287,956      338,947      420,639      426,122      423,177
Total assets....................................      627,653      373,667      432,942      531,716      582,844      582,498
Short-term debt.................................        9,010        9,010        9,010       39,010       39,010       74,010
Long-term debt, net of current maturities.......      101,356      167,347      116,838      188,328      260,319      188,562
Redeemable preferred stock......................       40,867       42,517       52,000           --           --           --
Stockholders' equity............................      379,776       37,931      124,736      150,432      113,283      154,372

--------------------
(1) The pro forma data is calculated by eliminating sales, identifiable direct operating expenses, restructuring charges (reversals) and the applicable tax effects related to our operations in the expansion markets for the periods presented.

(2) In order to enhance our near-term cash flow and reduce our capital requirements, we announced our intention to exit five expansion markets that are not contiguous to our RLEC market in December 2000. As a result, we recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the year ended December 31, 2000. The charge included approximately $23.7 million for accruals of estimated costs associated with exiting these markets and approximately $76.0 million for write-downs of assets and other non-cash items. We reversed $8.7 million, or $5.8 million after tax, of the charge in the nine months ended September 30, 2001 as a result of negotiating an unanticipated favorable settlement associated with certain committed equipment purchases and advisory fees, and selling certain assets and assigning certain leases to another CLEC.

     Under the restructuring plan, approximately 220 employee positions were eliminated, with approximately 33 employees remaining through an estimated six to nine month transition period to facilitate the disposal of assets and the transition of customers to other service providers.

     Also included in accrued restructuring expenses were other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations, which were initially estimated to be $17.6 million.

     The restructuring charge included $74.0 million, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets.

     The restructuring charge also included $2.0 million related to the write-down of inventory sold or disposed of in connection with the restructuring.

     The following table summarizes the status of the provision for accrued restructuring expenses through September 30, 2001:

                                                                              Balance                   Reversal     Balance
                                                                              December                     of       September
                                                   Provisions    Payments     31, 2000    Payments     Provisions    31, 2001
                                                   ----------   ----------   ----------   ----------  -----------   ----------
                                                                               (in thousands)
Employee termination benefits......................$    2,628   $   (1,572)  $    1,056   $     (962)  $       --   $       94
Contract terminations and settlements..............    15,294           --       15,294       (4,418)      (3,273)       7,603
Removal and restoration costs......................     2,286           --        2,286       (1,042)        (770)         474
Investment advisory and other fees.................     3,500         (311)       3,189         (872)      (1,600)         717
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Total accrued restructuring expenses...............$   23,708   $   (1,883)  $   21,825   $   (7,294)  $   (5,643)  $    8,888
                                                   ==========   ==========   ==========   ==========   ==========   ==========

(3) The relatively high 2000 effective tax rate is primarily due to significant losses from our CLEC's expansion markets that were not deductible for state tax purposes. See "Management's Discussion and Analysis of Results of Operations and Financial Condition - Nine Months Ended September 30, 2001 vs. September 30, 2000 - Income Taxes."

(4) Discontinued operations reflect the results of RCN Corporation and Cable Michigan, Inc. On September 30, 1997, all of the outstanding shares of common stock for these wholly owned subsidiaries were distributed to holders of our common stock and class B common stock.

(5) The extraordinary charge in 1996 relates to the discontinuation of the application of regulatory accounting.

(6) Represents earnings before interest, taxes, depreciation and amortization, other income (expense), restructuring charges (reversals) including its cash component and equity in income of unconsolidated entities. We believe that adjusted EBITDA is an additional measure of operations that (1) gauges the performance of our business and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly-titled measures of other companies.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" included elsewhere in this prospectus and our consolidated financial statements and the related notes incorporated by reference into this prospectus. Historical results are not necessarily indicative of the operating results for any future period. In order to maintain consistency with our Exchange Act reports, we refer to our RLEC as CT and to our CLEC as CTSI in this section. Dollars are in thousands, except per share data.

Overview

     We began operations as Commonwealth Telephone in 1897 with the construction of a telephone line between two rural farms in Pennsylvania. In 1928, a prominent Pennsylvania family acquired Commonwealth Telephone and continued to grow the company through acquisition and internal growth. The company went public in 1952, but the family continued to hold a controlling stake. In the 1980's, the company expanded beyond wireline telephone into cable, cellular, paging and other telecommunications related services through acquisition and business development. In 1986, the controlling family implemented a dual class voting structure in order to strengthen its control with the common stock having one vote per share and class B common stock having 15 votes per share. In 1993, the controlling family sold its ownership interest to a subsidiary of Peter Kiewit Sons', which has since become Level 3 Communications. In 1997, Commonwealth Telephone implemented a spin-off of certain operations into two new public companies, a bundled telecommunications provider (RCN Corporation) and a cable television operator (Cable Michigan, Inc.). At the conclusion of the spin-off, we became the public company that currently exists as Commonwealth Telephone Enterprises, Inc.

     Our two primary operations are Commonwealth Telephone Company, or CT, which is a rural incumbent local exchange carrier, and CTSI, LLC, which is a competitive local exchange carrier. We also have another business segment labeled "Other" which is comprised of telecommunications-related businesses that support the operations of our two primary operating companies. These support businesses are epix(R) Internet Services, a rural Internet service provider; Jack Flash(R), a broadband data service that uses DSL technology to offer high-speed Internet access and digital connectivity solutions; Commonwealth Communications, a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company, a facilities-based long distance reseller.

     As of September 30, 2001, our RLEC served over 327,000 switched access lines. In 1997, we launched our facilities-based CLEC. Our CLEC operates in three "edge-out" regional Pennsylvania markets that border our RLEC's markets and that we believe offer attractive market demographics such as higher population density and a higher concentration of businesses. Our CLEC served over 108,000 switched access lines as of September 30, 2001, which were mainly business customers. Beginning in 1999, our CLEC expanded beyond its original three "edge-out" markets into five additional expansion markets in Pennsylvania, New York, Ohio and West Virginia. At the end of 2000, we developed an exit strategy for these "expansion" markets in order to refocus our attention on our three original "edge-out" markets. This strategy has allowed us to grow our adjusted EBITDA and significantly reduced our capital needs.

     Our RLEC revenue is derived primarily from access, local service, enhanced services and intraLATA toll. IntraLATA toll revenue is derived from customers who have chosen us to provide intrastate long distance service. Access revenue consists primarily of charges paid by long distance companies for access to our network in connection with the completion of long distance telephone calls. Local service revenue consists of charges for local exchange telephone services, including monthly tariffs for basic local service. Enhanced services revenue is derived from service for special calling features, such as caller ID and call waiting.

     Our CLEC revenue is derived primarily from access, local service, competitive access, Internet access, DSL and long distance service revenue. Access revenue consists primarily of charges paid by long distance companies and other non-CLEC customers for access to our network in connection with the completion of long distance telephone and local calls and the delivery of other services. Local service revenue consists of charges for local exchange telephone services, including monthly recurring charges for basic services and special calling features. Competitive access revenue consists of charges for point-to-point connections. Internet access revenue consists of charges for dial-up Internet access provided to CTSI customers. DSL revenue consists of charges for high-speed Internet access and digital connectivity solutions provided to CTSI customers. Long distance revenue consists of charges for long distance service paid by CTSI customers.

     Our "Other" business segment includes a portion of the revenue from epix(R) Internet Services and Jack Flash(R) and all of the revenues from Commonwealth Communications and Commonwealth Long Distance Company. epix(R) revenue for this segment consists of dial-up Internet access revenue charges from customers within the RLEC service territory and customers outside the RLEC territory, most of whom are not CTSI customers. Jack Flash(R) revenue for this segment consists of charges for DSL service from customers within the RLEC service territory. Commonwealth Communications generates revenue primarily from telecommunications projects including installation of PBX systems for business customers, cabling projects and telecommunication systems design. Commonwealth Long Distance primarily derives its revenue from long distance customers within the RLEC operating territory.

     Our operating costs and expenses for each of our segments primarily include access charges to terminate long distance calls made by our customers and other direct costs of sales, payroll and related benefits, selling and advertising, software and information system services and general and administrative expenses. These costs have increased over time as we have grown our operations and revenues. We expect these costs to continue to increase as our revenue growth continues, but generally at a slower rate than revenue growth. Our CLEC also incurs additional costs related to leased local loop charges associated with providing last mile access, circuit rentals, engineering costs, collocation expense, terminating access for local calls and long distance expense. Our Other business segment also incurs circuit rental costs for epix(R) Internet Services and leased local loop charges for DSL services. Commonwealth Long Distance also incurs long distance expense associated with purchasing long distance minutes on a wholesale basis from a third party provider. Commonwealth Communications also incurs expenses primarily related to equipment and materials used in the course of the installation and provision of service.

     We incur line-related capital expenditures associated with access line growth, maintenance expenditures for upgrading existing facilities and costs related to the provision of DSL and dial-up Internet services in our RLEC and CLEC territories. Capital expenditures associated with access line growth, which comprise a significant portion of our overall capital spending, are success-based and therefore result in incremental revenue.

     Adjusted EBITDA

     We provide as supplemental data in this prospectus our adjusted EBITDA on both a consolidated and segment basis. We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, other income (expenses), restructuring charges (reversals) including its cash component and equity in income of unconsolidated entities. We believe that adjusted EBITDA is an additional measure of operations that (1) gauges the performance of our business and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures of other companies.

     Pro Forma Data

     The pro forma data presented in this prospectus gives effect to our CLEC's exit from five expansion markets as if we had completed the exit before January 1, 2000. However, the pro forma data is not necessarily indicative of the results we would have achieved had we actually completed this exit before January 1, 2000 or of our results of future operations. The pro forma data is calculated by eliminating sales, identifiable direct operating expenses, restructuring charges (reversals) and the applicable tax effects related to our operations in the expansion markets for the periods presented.

Selected Segment Data


                                               For the Years Ended December 31,             For the Nine Months
                                      -------------------------------------------------   Ended September 30, 2001
                                                                             Pro forma    ------------------------
                                         1998         1999         2000         2000        Actual      Pro forma
                                      ----------   ----------   ----------   ----------   ----------   ----------
Sales:
   CT................................. $ 155,266   $  169,313   $  182,223   $  182,223   $  140,370   $  140,370
                                      ----------   ----------   ----------   ----------   ----------   ----------
   CTSI-- edge-out....................    21,736       37,583       53,143       53,143       53,818       53,818
   CTSI-- expansion...................       501        4,901       12,413           --        5,563           --
                                      ----------   ----------   ----------   ----------   ----------   ----------
      Total CTSI......................    22,237       42,484       65,556       53,143       59,381       53,818
   Other..............................    48,231       49,095       43,270       43,270       29,885       29,885
                                      ----------   ----------   ----------   ----------   ----------   ----------
Total................................. $ 225,734   $  260,892   $  291,049   $  278,636   $  229,636   $  224,073
                                       =========   ==========   ==========   ==========   ==========   ==========

                                               For the Years Ended December 31,             For the Nine Months
                                      -------------------------------------------------   Ended September 30, 2001
                                                                             Pro forma    ------------------------
                                         1998         1999         2000         2000        Actual      Pro forma
                                      ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss):
   CT................................. $  59,083   $   66,664   $   73,021   $   73,021   $   57,857   $   57,857
                                      ----------   ----------   ----------   ----------   ----------   ----------
   CTSI - edge-out....................   (10,861)      (8,455)      (8,252)      (8,252)         260          260
   CTSI - expansion...................    (3,115)      (8,197)    (121,362)          --        6,028           --
                                      ----------   ----------   ----------   ----------   ----------   ----------
      Total CTSI......................   (13,976)     (16,652)    (129,614)      (8,252)       6,288          260
   Other..............................      (877)        (248)      (6,427)      (6,427)      (3,944)      (3,944)
                                      ----------   ----------   ----------   ----------   ----------   ----------
Total................................. $  44,230   $   49,764   $  (63,020)  $   58,342    $  60,201   $   54,173
                                       =========   ==========   ==========   ==========    =========   ==========

                                               For the Years Ended December 31,             For the Nine Months
                                      -------------------------------------------------   Ended September 30, 2001
                                                                             Pro forma    ------------------------
                                         1998         1999         2000         2000        Actual      Pro forma
                                      ----------   ----------   ----------   ----------   ----------   ----------
Adjusted EBITDA:
   CT................................. $  88,785   $   99,717   $  110,049   $  110,049   $   89,241   $   89,241
                                       ---------   ----------   ----------   ----------   ----------   ----------
   CTSI-- edge-out....................    (6,508)      (1,568)       2,814        2,814       12,798       12,798
   CTSI-- expansion...................    (2,595)      (5,980)     (16,168)          --       (2,650)          --
                                       ---------   ----------   ----------   ----------   ----------   ----------
      Total CTSI......................    (9,103)      (7,548)     (13,354)       2,814       10,148       12,798
                                       ---------   ----------   ----------   ----------   ----------   ----------
   Other..............................     1,930        3,101       (1,574)      (1,574)          99           99
                                       ---------   ----------   ----------   ----------   ----------   ----------
Total................................. $  81,612   $   95,270   $   95,121   $  111,289   $   99,488   $  102,138
                                       =========   ==========   ==========   ==========   ==========   ==========

                                                          December 31,
                                      -------------------------------------------------      September 30, 2001
                                                                             Pro forma    ------------------------
                                         1998         1999         2000         2000        Actual      Pro forma
                                      ----------   ----------   ----------   ----------   ----------   ----------
Access lines:
   CT.................................   276,644      296,689      315,669      315,669      327,347      327,347
                                       ---------   ----------   ----------   ----------   ----------   ----------
   CTSI edge-out......................    41,004       73,739       97,174       97,174      108,702      108,702
   CTSI expansion.....................     2,418       10,809       25,373           --           --           --
                                       ---------   ----------   ----------   ----------   ----------   ----------
      Total CTSI......................    43,422       84,548      122,547       97,174      108,702      108,702
                                       ---------   ----------   ----------   ----------   ----------   ----------
Total.................................   320,066      381,237      438,216      412,843      436,049      436,049
                                       =========   ==========   ==========   ==========   ==========   ==========

Nine Months Ended September 30, 2001 vs. September 30, 2000

     Our consolidated sales were $229,636 and $214,566 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The sales increase of $15,070 or 7.0% was due to sales growth of $5,223 at CT and $15,662 in CTSI edge-out markets, partially offset by a decline of $2,629 of CTSI expansion market sales and a decline of $3,186 in Other sales. Our consolidated operating income was $60,201 and $28,892 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The increase in operating income of $31,309 or 108.4% was primarily the result of increased consolidated sales, lower costs in providing these sales, the decline in operating losses related to the CTSI expansion markets of $12,636 and the reversals of certain restructuring expenses of $8,678, partially offset by increased consolidated depreciation expense. Also contributing to the increase in operating income was the favorable impact of the 2000 severance charge that did not occur in 2001. Consolidated net income was $33,549 or $1.43 per diluted share and $8,491 or $0.37 per diluted share for the nine months ended September 30, 2001 and September 30, 2000, respectively. The increase in net income of $25,058 or 295.1% is due to the increase in operating income discussed above, partially offset by an increase in the provision for income taxes net of the $5,471 year-to-date income tax benefit that was recorded in the third quarter of 2001 associated with the implementation of certain tax strategies.

     Commonwealth Telephone Company

     CT's sales were $140,370 and $135,147 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The sales increase of $5,223 or 3.9% is primarily due to higher access and local service revenues resulting from an increase in installed access lines. Interstate access revenue increased $2,411 for the nine months ended September 30, 2001, versus the comparable period of 2000, primarily from the growth in access lines and an increase in NECA per line rates.

     State access revenue increased $2,717 in the nine months ended September 30, 2001, versus the comparable period ended September 30, 2000, primarily a result of an increase in IntraLATA and ITORP terminating minutes and access line growth, partially offset by a reduction in the state tax adjustment surcharge.

     Access revenue reflects the impact of approximately $1,000 per quarter of revenue reductions resulting from modifications to CT's access settlements formula calculation, and changes to jurisdictional minutes of use. Subsequently, these items are anticipated to negatively impact CT's revenues by a similar amount per quarter.

     Local service revenue increased $1,119 for the nine months ended September 30, 2001, versus the comparable period ended September 30, 2000, primarily as a result of the increase in access lines.

     Enhanced services revenue increased $637 for the nine months ended September 30, 2001, versus the comparable period ended September 30, 2000, primarily as a result of increases in Caller ID and certain custom calling sales.

     Toll revenue decreased $1,266 for the nine months ended September 30, 2001, versus the comparable period ended September 30, 2000, primarily a result of a loss of market share due to customers selecting alternate lower cost service providers.

     Costs and expenses excluding depreciation, amortization and management fees were $50,229 and $52,702 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The decrease of $2,473 or 4.7% is partially due to favorable reductions in Pennsylvania Capital Stock tax and PURTA taxes. Also contributing to the decrease is lower costs associated with reduced IntraLATA toll minutes and lower expenses related to lower business system sales. The decreases are partially offset by higher payroll costs resulting from annual salary increases and quarterly performance-based incentives, higher costs associated with increased penetration of enhanced services and higher management information systems charges due to increased capacity requirements.

     CTSI

     CTSI sales were $59,381 (edge-out $53,818; expansion $5,563) and $46,348 (edge-out $38,156; expansion $8,192) for the nine months ended September 30, 2001 and September 30, 2000, respectively. The increase of $13,033 (edge-out $15,662; expansion ($2,629)), or 28.1%, primarily represents an increase in local service, access and customer point-to-point circuit revenues. The revenue growth is the result of an increase in access lines of 14,980 in the edge-out markets for the period, ISP traffic, recurring trunking charges and non-recurring trunking circuit installation revenue of $1,523. CTSI recorded approximately $7,288 or 13.5% and $2,398 or 6.3% of its edge-out market revenues from compensation revenue from ISP traffic for the nine months ended September 30, 2001 and September 30, 2000, respectively. As of June 1, 2001, new FCC rules substantially reduced the amounts our CLEC could charge for access to its network by interstate carriers, and to Internet service providers for calls originated by our CLEC's local customers. See "Risk Factors."

     Costs and expenses, excluding depreciation, amortization and management fees were $48,936 (edge-out $40,723; expansion $8,213) and $56,475 (edge-out $36,721; expansion $19,754) for the nine months ended September 30, 2001 and September 30, 2000, respectively. The increase in expenses for the edge-out markets are increased leased loop charges associated with increased access lines, circuit rentals, management information systems costs, bad debt expense, employee-related costs and terminating access from independent local exchange carriers. The decline in the expenses associated with the expansion markets is due to our exit from those markets.

     Other

     Other sales were $29,885 and $33,071 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The decrease of $3,186 or 9.6% is due to a decline in Commonwealth Communications' sales of $3,094 or 19.5% and a decline in Commonwealth Long Distance sales of $1,624 or 25.2%, offset by an increase in epix(R) sales of $591 or 5.8%. Jack Flash(R) contributed $941 to the growth in sales.

     Decreased Commonwealth Communications' sales primarily reflect lower premises distribution system (cabling projects) revenue. Decreased Commonwealth Long Distance sales reflect customers switching to alternate long-distance providers.

     Other costs and expenses, excluding depreciation, amortization and management fees were $30,083 and $32,986 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The decrease for the nine month period is primarily due to lower costs of Commonwealth Communications and Commonwealth Long Distance due in part to lower sales, offset by increased costs, primarily payroll and benefits, bad debt expense, transport and network costs associated with the growth of epix(R) and Jack Flash(R).

     Management Fees

     Management fees were $900 and $1,500 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The decrease of $600, or 40.0%, is due to the transition of certain services to us in 2000. Pursuant to our agreement with RCN, the management fee will be $1,200 for 2001. See "Transactions with Related Parties."

     Adjusted EBITDA - (Earnings before interest, taxes, depreciation and amortization, restructuring charges (reversals) including its cash component, other income (expense) and equity in income of unconsolidated entities):

                                         Nine Months Ended September 30,
                                       -----------------------------------
                                                             2001
                                                   -----------------------
                                          2000       Actual      Pro forma
                                       ---------   ----------   ----------
CT...................................  $  81,545   $   89,241   $   89,241
                                       ---------   ----------   ----------
CTSI - edge-out......................      1,192       12,798       12,798
CTSI - expansion.....................    (11,562)      (2,650)          --
                                       ---------   ----------   ----------

                                         Nine Months Ended September 30,
                                       -----------------------------------
                                                             2001
                                                   -----------------------
                                          2000       Actual      Pro forma
                                       ---------   ----------   ----------

      Total CTSI.....................    (10,370)      10,148       12,798
   Other.............................       (272)          99           99
                                       ---------   ----------   ----------
Total................................   $ 70,903   $   99,488   $  102,138
                                        ========   ==========   ==========


     Adjusted EBITDA was $99,488 and $70,903 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The increase of $28,585 or 40.3% is primarily due to increased consolidated sales and decreased consolidated costs and expenses. The adjusted EBITDA for the nine months ended September 2000 includes losses in the CTSI expansion markets of $11,562 as well as a one-time severance charge of $2,819.

     We believe that adjusted EBITDA is an alternate measure of operations which (1) gauges the performance of our business and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly-titled measures of other companies.

     Depreciation and amortization

     For the nine months ended September 30, 2001, depreciation and amortization increased $5,954 or 14.2%, versus the comparable period ended September 30, 2000. The increase is primarily due to a higher depreciable plant balance as a result of CT and CTSI capital expenditures during 2000 and 2001.

     Interest expense

     Interest expense includes interest on CT's mortgage note payable to CoBank, ACB, interest on our revolving credit facilities and amortization of debt issuance costs. We have interest rate swaps on $130,000 of our debt to hedge interest rate exposure. The differential to be paid or received is accrued and recognized in interest expense and may change as interest rates change. Consolidated interest expense was $14,656 and $14,908 for the nine months ended September 30, 2001 and September 30, 2000, respectively. The decrease of $252 or 1.7% in interest expense is primarily due to payments on the credit facility of $65,000 in 2001 and lower interest rates in 2001. Interest expense on CT's mortgage note payable to CoBank declined as a result of scheduled principal payments.

     Income taxes

     Our effective income tax rates were 32.5% and 54.3% for the nine months ended September 30, 2001 and September 30, 2000, respectively. The high 2000 rate is primarily due to high levels of losses from CTSI's expansion markets that were not deductible for state tax purposes.

     The reduction in the 2001 effective rate is due to year-to-date tax benefits of approximately $5.5 million which were recorded in the third quarter in connection with recently implemented tax strategies. These strategies included a reorganization of our legal entity structure that will allow us to realize Pennsylvania state income tax savings by allowing the tax losses of CTSI to be offset against taxable income of CT. Also, CT has taken advantage of certain tax incentives offered by the state of Pennsylvania aimed at attracting business into certain areas of qualifying cities in the state. We anticipate that our 2001 and subsequent effective tax rates will be approximately 33.0% and 40.0%, respectively. The 2001 effective tax rate of 33.0% reflects the utilization of deferred tax assets that were not realizable prior to the implementation of these tax strategies.

2000 vs. 1999

     For the year ended December 31, 2000, our consolidated sales increased 11.6% and were $291,049 and $260,892 for the years ended December 31, 2000 and December 31, 1999, respectively. Higher sales at CT of $12,910 and CTSI of $23,072 contributed to the increase. Operating income decreased $112,784 primarily as a result of the restructuring charge of $99,713 and an increase in costs and expenses of $33,540 and depreciation expense of $12,922. This decrease in operating income was partially offset by the sales increase and a reduction in management fees of $3,234. Net income decreased by $77,421 primarily due to the decrease in operating income and an increase in interest expense of $6,572, partially offset by a decrease in income taxes of $40,606. Net loss to common stockholders was ($55,449) or ($2.46) per diluted average common share and $21,972 or $0.95 per diluted average common share for the years ended December 31, 2000 and December 31, 1999, respectively.

     Sales. Sales primarily include telephone access, local service, toll, enhanced service revenues (primarily Caller ID, Custom Calling and Voice Mail) and also include telecommunications design and Internet access revenues.

     Total sales were $291,049 and $260,892 for the years ended December 31, 2000 and December 31, 1999, respectively. The increase of $30,157 or 11.6% is due to higher sales at CT of $12,910 and CTSI of $23,072, partially offset by a decrease in Other of $5,825. The 7.6% increase in sales at CT is primarily attributable to increases in access revenue of $9,870 and local service revenue of $3,810. The increase in access revenue is primarily due to increased state access revenue of $6,365 resulting from an increase in intraLATA minutes. Interstate access revenue increased $3,500 as a result of increased minutes. The increase in local and access revenue is primarily the result of an increase in access lines of 18,980 or 6.4%. The increase in CT's access lines is due to the successful marketing of residential additional lines, resulting in increased residential additional line penetration from 27.6% in 1999 to 35.2% in 2000. In addition, enhanced service revenue increased 22.1% primarily as a result of Caller ID and Custom Calling features. Toll revenue decreased $1,331 primarily as a result of a loss of market share due to customers selecting alternate service providers with lower rate offerings. CTSI sales were $65,556 (edge-out $53,143; expansion $12,413) and $42,484 (edge-out $37,583; expansion $4,901) for the years ended December 31, 2000 and December 31, 1999, respectively. This increase of $23,072 (edge-out $15,560; expansion $7,512) in local service, access, long-distance business revenues and residential revenues is principally a result of CTSI's continued penetration in the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets, the original three edge-out CLEC markets. These markets are immediately adjacent to CT, and can best leverage certain infrastructure and resources. On December 6, 2000, we announced that CTSI would (subject to regulatory approvals) exit the five expansion markets launched over the past two years. At December 31, 2000, CTSI had 122,547 installed access lines as compared to 84,548 at December 31, 1999. At December 31, 2000, 97,174 or over 79% of installed access lines are located in the edge-out markets. Commonwealth Communications' sales decreased $5,893 or 22.4% primarily due to decreases in non-recurring Premises Distribution Systems and Business System sales. The operating results of Commonwealth Communications are subject to fluctuations due to its less predictable revenue streams, market conditions and the effect of competition on margins. epix(R) sales increased $1,633 or 13.4% versus 1999 due to an increase in dial-up customers from 45,168 at December 31, 1999 to 48,761 at December 31, 2000. In the second half of 1999, we commenced offering our DSL product line, Jack Flash(R). At December 31, 2000, Jack Flash(R) had a total of 4,002 installed DSL subscribers. Commonwealth Long Distance sales declined $2,211 or 21.0% as a result of customers switching to alternate long-distance service providers due to Commonwealth Long Distance's above-average long-distance rates, a trend we expect to continue.

     Costs and expenses, excluding management fees, restructuring charges (reversals) and depreciation and amortization. Costs and expenses primarily include access charges and other direct costs of sales, payroll and related benefits, advertising, software and information system services (MIS) and general and administrative expenses.

     Total costs and expenses were $193,928 and $160,388 for the years ended December 31, 2000 and December 31, 1999, respectively. The increase of $33,540 or 20.9% is primarily due to increased costs and expenses of CTSI of $29,341 (edge-out $11,625; expansion $17,716). The increase is due to increased costs associated with the continued penetration in the three edge-out markets and developing the expansion markets. These costs and expenses represent employee-related costs associated with sales, operation and support staffs, building rental expense, leased loop charges, long-distance expense and terminating access from independent local exchange carriers. CT's costs and expenses increased $4,798 or 7.3% as a result of an increase in payroll and benefits resulting from annual salary increases, performance-based incentives and increased health care costs caused by inflation. Also contributing to the increase are higher operating tax expense due to increases in income, higher costs associated with increased penetrations of enhanced services, particularly Caller ID, and higher rates for pole attachments, partially offset by lower costs associated with reduced toll revenue. Also contributing to the increase are $1,743 of expenses associated with the separation of our former president and chief executive officer. Commonwealth Communications' costs and expenses were $19,065 and $24,048 for the years ended December 31, 2000 and December 31, 1999, respectively. The decrease of $4,983 is the result of decreased costs associated with a decrease in sales. epix(R) costs and expenses, primarily payroll and benefits, transport and network costs, increased $1,152 or 10.8% as a result of increased sales. Costs and expenses related to Jack Flash(R) were $1,689 in 2000 as compared to $632 in 1999, resulting from an increase in installed subscribers and marketing expenses associated with the launching of this product. Commonwealth Long Distance's costs and expenses decreased $1,300 or 14.7% due primarily to the decrease in sales.

     Management fees. Management fees were $2,000 and $5,234 for the years ended December 31, 2000 and December 31, 1999, respectively. The decrease of $3,234, or 61.8%, is due to the transition of certain services to us in 2000.

     Adjusted EBITDA. (Earnings before interest, taxes, depreciation and amortization, other income (expense), restructuring charges (reversals) including its cash component and equity in income of unconsolidated entities). Adjusted EBITDA was $95,121 and $95,270 for the years ended December 31, 2000 and December 31, 1999, respectively. The decrease of $149 or .2% is primarily due to higher costs and expenses of CTSI expansion markets of $17,716.

     Depreciation and amortization. Depreciation and amortization primarily reflects depreciation on telephony operating plant. Depreciation and amortization was $58,428 and $45,506 for the years ended December 31, 2000 and December 31, 1999, respectively. The increase is due primarily to a higher depreciable plant balance as a result of CT and CTSI capital expenditures in 1999 and 2000.

     Restructuring charge. In December 2000, we announced that we would exit CTSI's five expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) launched over the past two years. Related to this, we recorded a restructuring charge of $99,713 ($64,813 after tax). The restructuring charge includes employee termination benefits ($2,628), contract terminations ($15,294), asset write-down and disposition costs ($78,291) and costs associated with investment advisory and other fees ($3,500). As of December 31, 2000, $1,883 has been charged against the reserve. See note 4 to our consolidated financial statements for the year ended December 31, 2000 for additional information.

     Interest expense. Interest expense includes interest on CT's mortgage note payable to CoBank, ACB (formerly National Bank for Cooperatives) ("CoBank"), interest on our revolving credit facility and amortization of debt issuance costs. We used interest rate swaps on $75,000 of our debt to hedge against interest rate exposure. The differential to be paid or received is accrued and recognized in interest expense and may change as interest rates change. Interest expense was $20,971 for the year ended December 31, 2000 as compared to $14,399 for the year ended December 31, 1999. The increase of $6,572 is due to increased additional net borrowings in 2000 of $81,000 on our credit facility which was used primarily to fund CTSI's expansion markets, partially offset by a decline in interest on the mortgage note payable to CoBank due to scheduled principal payments totaling $9,010 during 2000.

     Income taxes. Our effective tax rates were 28.7% and 45.4% for the years ended December 31, 2000 and December 31, 1999, respectively. For an analysis of the change in income taxes, see Note 12 to our consolidated financial statements for the year ended December 31, 2000.

1999 vs. 1998

     For the year ended December 31, 1999, our consolidated sales increased 15.6% and were $260,892 and $225,734 for the years ended December 31, 1999 and December 31, 1998, respectively. Higher sales at CT of $14,047, CTSI of $20,247 and Other of $864 contributed to the increase. Operating income increased $5,534 as a result of the increased sales, partially offset by an increase in costs and expenses of $23,282 and depreciation expense of $8,124. A reduction in management fees of $1,782 also contributed to the increase in operating income. Net income increased $1,517 or 7.4% primarily due to the increase in operating income, partially offset by an increase in interest expense of $1,685 and income taxes of $2,016. Net income to common stockholders was $21,972 or $0.95 per diluted average common share and $8,090 or $0.36 per diluted average common share for the years ended December 31, 1999 and December 31, 1998, respectively. Net income to common stockholders for the year ended December 31, 1998 includes preferred dividend and accretion requirements of ($4,249) or ($0.19) per diluted average common share that did not recur in 1999. Net income to common stockholders for the year ended December 31, 1998 also includes a charge representing the acceleration of preferred stock accretion plus accrued dividends pursuant to a settlement agreement between us and the Yee Family Trusts dated February 8, 1999 in the amount of ($8,116) or ($0.36) per diluted average common share. See note 9 to our consolidated financial statements for the year ended December 31, 2000.

     Sales. Total sales were $260,892 and $225,734 for the years ended December 31, 1999 and December 31, 1998, respectively. The increase of $35,158 or 15.6% is due to higher sales at CT of $14,047, CTSI of $20,247 (edge-out $15,847; expansion $4,400) and Other of $864. The 9.0% increase in sales of CT is primarily attributable to increases in access revenue of $9,250 and local service revenue of $2,365. The increase in access revenue is primarily due to increased state access revenue of $4,882 resulting from an increase in intraLATA minutes. Interstate access revenue increased $3,656 as a result of the increased minutes, partially offset by a decline in the rate per minute. Interstate access revenue also includes the favorable impact of National Exchange Carrier Association ("NECA") settlements of $1,443. The increase in local and access revenue is primarily the result of an increase in access lines of 20,045 or 7.2%. The increase in CT's access lines is due to the successful marketing of residential additional lines, resulting in increased residential additional line penetration from 20.7% in 1998 to 27.6% in 1999. In addition, enhanced service revenue increased 33.6% as a result of CT's successful Caller ID sales campaign. CTSI sales were $42,484 and $22,237 for the years ended December 31, 1999 and December 31, 1998, respectively. This increase of $20,247 in local service, access, long-distance business revenues and residential revenues is primarily a result of CTSI's continued penetration in the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets. In addition, the discontinued expansion markets contributed $4,400 to this increase. At December 31, 1999, CTSI had 84,548 (edge-out 73,739; expansion 10,809) installed access lines as compared to 43,422 (edge-out 41,004; expansion 2,418) at December 31, 1998. Commonwealth Communications' sales increased $1,013 or 4.0% primarily due to increases in non-recurring Data Communications and Business System sales. epix(R) sales increased $2,904 or 31.4% versus 1998 due to an increase in dial-up customers from 36,313 at December 31, 1998 to 45,168 at December 31, 1999. The increase in customers is the result of customer requests for dial-up and dedicated Internet access, website development and web hosting services. Commonwealth Long Distance's sales declined $3,115 or 22.8% as a result of customers switching to alternate long-distance service providers due to Commonwealth Long Distance's above average long-distance rates.

     Costs and expenses, excluding management fees and depreciation and amortization ("costs and expenses"). Total costs and expenses were $160,388 and $137,106 for the years ended December 31, 1999 and December 31, 1998, respectively. The increase of $23,282 is primarily due to increased costs and expenses of CTSI of $18,599. The increase is due to increased costs associated with the penetration in CTSI edge-out ($10,823) and CTSI expansion ($7,776) markets. These costs and expenses represent employee-related costs associated with sales, operation and support staffs, building rental expense, leased loop charges, long-distance expense and terminating access from independent local exchange carriers. CT's costs and expenses increased $4,517 or 7.3% as a result of an increase in payroll and benefits resulting from annual salary increases, new customer service and outside technician positions (due to customer demand for new services, i.e. enhanced services and access lines) and performance-based incentive payouts. Also contributing to the increase were MIS expenses for customer account processing and advertising costs associated with the second quarter 1999 Caller ID sales campaign. Commonwealth Communications' costs and expenses were $24,048 and $24,191 for the years ended December 31, 1999 and

December 31, 1998, respectively. The decrease of $143 is the result of a second quarter 1999 vendor credit of $402, partially offset by increased costs associated with increased sales. epix(R) costs and expenses, primarily payroll and benefits, transport and network costs, increased $2,008 or 23.1% as a result of increased sales. Costs and expenses related to Jack Flash(R) were $632 in 1999. Commonwealth Long Distance's costs and expenses decreased $2,437 or 21.6% due primarily to the decrease in sales.

     Management fees. Management fees were $5,234 and $7,016 for the years ended December 31, 1999 and December 31, 1998, respectively. The decrease of $1,782 is due to the transition of certain services to us in 1999.

     Adjusted EBITDA. (Earnings before interest, taxes, depreciation and amortization, other income (expense), restructuring charges (reversals) including its cash component and equity in income of unconsolidated entities). Adjusted EBITDA was $95,270 and $81,612 for the years ended December 31, 1999 and December 31, 1998, respectively. The increase of $13,658 or 16.7% is primarily due to higher sales of CT and CTSI and a reduction in management fees, partially offset by higher costs and expenses of CT and CTSI.

     Depreciation and amortization. Depreciation and amortization primarily reflects depreciation on telephony operating plant. Depreciation and amortization was $45,506 for the year ended December 31, 1999 as compared to $37,382 for the year ended December 31, 1998. The increase is due to a higher depreciable plant balance as a result of CT and CTSI capital expenditures in 1998 and 1999.

     Interest expense. Interest expense includes interest on CT's mortgage note payable to CoBank, interest on our revolving credit facility and amortization of debt issuance costs. We used interest rate swaps on $189,000 of our debt to hedge against interest rate exposure. The differential to be paid or received is accrued and recognized in interest expense. Interest expense was $14,399 and $12,714 for the years ended December 31, 1999 and December 31, 1998, respectively. The increase of $1,685 is due to increased interest expense resulting from the February 1999 $52,500 borrowing on the credit facility associated with the preferred stock redemption and additional net borrowings in 1999 of $28,000 primarily to fund CTSI's expansion. This increase was partially offset by a reduction in interest expense due to a reduction in outstanding debt as a result of the proceeds from the October 1998 Common Stock Rights Offering. Interest on the mortgage note payable to CoBank declined due to scheduled principal payments totaling $9,010 during 1999.

     Income taxes. Our effective tax rates were 45.4% and 44.3% for the years ended December 31, 1999 and December 31, 1998, respectively. For an analysis of the change in income taxes, see Note 12 to the Consolidated Financial Statements.

Liquidity and Capital Resources

                                               December 31,    September 30,
                                                   2000             2001
                                               ------------    -------------
Cash and temporary cash investments...........    $37,046         $32,666
Working capital (deficit).....................    (32,987)        (43,285)
Long-term debt, including current
  maturities and notes payable................    299,329         262,572

     We have the following financing arrangements in place that provide liquidity based on our current needs. Aggregate amounts available under existing facilities were $110,000 at September 30, 2001 and $45,000 at December 31, 2000.

                                                    December 31, 2000              September 30, 2001
                                              ------------------------------   ---------------------------
                                                 Balance          Available       Balance        Available
                                               ------------      -----------    -----------     ----------
Revolving Credit Facility - First Union......  $  195,000         $  45,000       $ 130,000      $ 110,000
Credit Agreement - CoBank....................      74,329               --           67,572            --
Revolving Line of Credit - CoBank............      30,000               --           65,000            --
                                               ------------      -----------    ------------    ----------
                                               $  299,329         $  45,000       $ 262,572      $ 110,000
                                               ============      ===========    ============    ==========

     In June 1999, we amended and restated the provisions of our 1997 $125,000 revolving credit facility to increase the aggregate commitments under the credit facility to $240,000, extend the maturity date to June 2004 and make certain other changes in the covenants and terms applicable to the credit facility. Throughout 2000, we incurred additional net borrowings of $81,000 on the facility primarily to fund spending in CTSI's expansion markets. The weighted average interest rate at September 30, 2001 on the revolving credit facility was 4.61%. The facility contains restrictive covenants that, among other things, require us to maintain certain debt to cash flow, interest coverage and fixed charge coverage ratios and a certain level of net worth and places certain limitations on additional debt and investments. We do not believe that these covenants will materially restrict our activities.

     We maintain a credit agreement with CoBank at interest rates chosen by us based on a number of floating and fixed rate options. Principal and interest are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. As of September 30, 2001, the weighted average interest rate was 6.02% on borrowings of $67,572.

     On September 15, 2000, we amended our September 30, 1999, 364-day revolving line of credit agreement with CoBank. The $30,000 line of credit is at interest rates chosen by us based on a LIBOR rate or floating rate option. Interest payments are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio.

     In April 2001, we amended and restated our $30,000 revolving line of credit with CoBank to provide for an additional $35,000 of borrowing capacity and to change certain other terms and conditions of the loan. We used the funds to retire higher-cost debt of the First Union revolving credit facility. As of September 30, 2001, the interest rate was 4.56% on borrowings of $65,000. In order to maintain the long-term and short-term revolving lines of credit, we are obligated to pay certain commitment fees at nominal interest rates on the unused portions of the loans.

     Cash and temporary cash investments were $32,666 at September 30, 2001 as compared to $37,046 at December 31, 2000. Our working capital ratio was 0.75 to
1.00 at September 30, 2001 as compared to 0.79 to 1.00 at December 31, 2000. For the nine months ended September 30, 2001, our net cash provided by operating activities was $69,117 which was comprised of net income of $33,549, non-cash depreciation and amortization of $47,965 and other non-cash items and working capital changes of ($12,397). Net cash used in investing activities of $44,392 consisted primarily of additions to property, plant and equipment of $46,501. Net cash used in financing activities of $29,105 consisted primarily of redemption of debt of ($36,757), partially offset by proceeds of stock option exercises of $7,014.

     We expect to have adequate resources to meet our currently foreseeable obligations and development plans for our CLEC's edge-out markets and customer demand for additional capacity and service. We expect that the restructuring of our CLEC will reduce our demand for capital and significantly improve our overall cash flow. In addition to cash generated from operations and existing credit facilities, sources of funding for any additional capital requirements or acquisitions may include financing from public offerings or private placements of equity and/or debt securities and bank loans.

Quantitative and Qualitative Disclosure about Market Risk

     We are exposed to interest rate risk primarily through our borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

     The table that follows summarizes the fair values of our fixed and variable rate debt. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the weighted average interest rate.

                                                                       Fair value assuming     Fair value assuming
As of Sepember 30, 2001               Carrying amount     Fair value   +100 basis point shift  -100 basis point shift
-----------------------               ---------------     ----------   ----------------------  ----------------------

Long-term debt and notes payable:
   Fixed                              $    34,216        $   35,696         $     34,586             $   36,886

                                                                       Fair value assuming     Fair value assuming
As of Sepember 30, 2001               Carrying amount     Fair value   +100 basis point shift  -100 basis point shift
-----------------------               ---------------     ----------   ----------------------  ----------------------
   Variable                           $   228,356         $ 228,356         $    225,460             $  231,314

     We manage our interest rate risk through a combination of variable and fixed rate debt instruments at varying maturities and by using interest rate swaps. In the second quarter of 2001, we entered into additional interest rate swap agreements totaling $55,000 in order to maintain a targeted mix of floating and fixed rate debt. The table below provides information about our interest rate swaps. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The estimated fair value amounts have been provided to us by the financial institutions with which we have swap contracts using appropriate valuation methodologies.


                                                                           Approximate fair
                                Maturity    Fixed                        value as of September
Variable to fixed:                date      rate      National amount           30,2001
------------------              --------    -----     ---------------    ---------------------
Hedge 1.......................    2002       6.00%     $    15,000           $      (356)
Hedge 2.......................    2002       6.01           10,000                  (154)
Hedge 3.......................    2004(1)    5.78           20,000                (1,142)
Hedge 4.......................    2002(2)    6.13           15,000                (1,034)
Hedge 5.......................    2002       6.36           15,000                  (529)
Hedge 6.......................    2006       5.40           35,000                (1,628)
Hedge 7.......................    2003       4.75           20,000                  (538)

-------------------
(1)  With an option by the counterparty to terminate the contract in 2002.

(2)  Extendible to 2004 at the option of the counterparty.

New Accounting Standards

     In July 2000, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 entitled "Business Combinations" and SFAS No. 142 entitled "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 entitled "Business Combinations." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. These provisions are effective for business combinations for which the date of acquisition is subsequent to June 30, 2001. SFAS No. 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition and eliminates the requirement to amortize goodwill and long-lived assets with indefinite lives. SFAS No. 142 requires an annual impairment test be performed to evaluate the carrying value of such assets. The provisions for SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. We do not believe these pronouncements will be material to our financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. We are required to adopt SFAS No. 143 effective January 1, 2003. We do not believe this pronouncement will be material to our financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. We are required to adopt SFAS No. 144 effective January 1, 2002. We do not believe this pronouncement will be material to our financial position or results of operations.

                                    BUSINESS

Overview

     We are a telecommunications company providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC's markets, which we refer to as our "edge-out" markets. Our RLEC is the nation's eighth largest non-Bell incumbent local exchange carrier, serving over 327,000 switched access lines as of September 30, 2001. Our CLEC served over 108,000 competitive switched access lines in our "edge-out" markets as of September 30, 2001. For the nine months ended September 30, 2001 and the year ended December 31, 2000, we had pro forma revenues of $224.1 million and $278.6 million, respectively, after giving effect to our CLEC's exit from five expansion markets.

     Our RLEC, founded in 1897, operates in a rural, approximately 5,000 square mile territory with a population of approximately 450,000 people and a line density of approximately 65 access lines per square mile. Approximately three quarters of our RLEC's switched access lines serve residential customers. Our RLEC generated revenues of $140.4 million and $182.2 million and adjusted EBITDA of $89.2 million and $110.0 million for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively. Our RLEC ranks among the industry leaders in switched access line growth and penetration of residential second lines, primarily as a result of a successful campaign to market additional lines. From 1995 to 2000, our RLEC's penetration of residential second lines grew from 3% to 35% while its number of switched access lines grew at a compound annual growth rate of 7% resulting in growth of its overall revenues at a compound annual growth rate of 7%. Additionally, our RLEC's emphasis on enhancing profitability resulted in an adjusted EBITDA compound annual growth rate of 9% over the same period. While second line growth has begun to slow in light of our increased penetration rate, we believe our RLEC still has opportunities for future increases in switched access lines, revenues and adjusted EBITDA.

     Our CLEC began operating in our "edge-out" markets in 1997 and currently provides a full array of competitive voice and data telecommunications services mainly to business customers. Our CLEC serves the three regional Pennsylvania "edge-out" markets of Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/ York. In these markets, our CLEC generated revenues of $53.8 million and $53.1 million and adjusted EBITDA of $12.8 million and $2.8 million for the nine months ended September 30, 2001 and the year ended December 31, 2000, respectively. Beginning in 1999, our CLEC expanded beyond its original three "edge-out" markets into five additional expansion markets. At the end of 2000, however, we developed an exit strategy for these expansion markets in order to refocus our attention on our three original "edge-out" markets. This strategy has allowed us to increase our adjusted EBITDA and to significantly reduce our capital needs. We recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the fourth quarter of 2000 in connection with this strategy and had substantially completed our withdrawal from these markets by June 30, 2001.

     We also own and operate other telecommunications-related support businesses that serve our RLEC and CLEC customers as well as other customers. These businesses are epix(R) Internet Services, one of the northeast's largest rural Internet service providers with approximately 47,000 dial-up Internet access subscribers as of September 30, 2001; Jack Flash(R), a broadband data service with approximately 6,300 installed digital subscriber line subscribers as of September 30, 2001; Commonwealth Communications, a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company, a facilities-based long-distance reseller.

     Our President and CEO, Michael J. Mahoney, and our Executive Vice President and COO, James DePolo, have assembled a management team comprised of individuals with extensive experience and success in the telecommunications industry, as well as individuals from outside the industry whose expertise enhances our overall management team capabilities. Our top five operating executives have an average of approximately 25 years of experience in the telecommunications industry.

Business Strategy

     We strive to grow our revenues, control our expenses and deploy our capital in a manner that maximizes our EBITDA. In order to achieve this goal, we have formulated the following business strategy:

     Continue to Grow Our RLEC's Switched Access Lines

     Our RLEC continues to aggressively market additional lines to residential and business customers in its territory. Its number of switched access lines grew by 5.1% in the year ended September 30, 2001, which is among the highest rates of growth in the industry. While its rate of residential line growth has been slowing due to its high second-line penetration, its rate of business line growth has increased to 6.6% for the year ended September 30, 2001. We believe that we can continue to grow switched access lines at a rate that exceeds recent industry averages.

     Leverage Our RLEC's Brand, Reputation and Expertise to Further Penetrate Our "Edge-out" Markets

     In our "edge-out" markets, we seek to increase our penetration rate by targeting business customers that have traditionally been underserved by Verizon and by offering competitive service packages that compare favorably to those being offered by Verizon. We believe our strong Commonwealth Telephone brand, reputation and expertise provide us with important competitive advantages in these markets and will allow us to continue to gain new customers and increase our market share at a low marginal operating cost.

     Increase Sales of Data Products and Services

     We intend to capitalize on an increasing demand for business and residential data services, including demand for high bandwidth connectivity, in all of the markets we serve. We offer dial-up Internet access through our epix(R) Internet Services and broadband digital subscriber line, or DSL, broadband services through Jack Flash(R). We believe there is additional opportunity to increase sales of our data services at a low marginal operating cost in all of the markets in which we operate.

     Increase Penetration of Enhanced Services

     Our RLEC offers an array of enhanced services such as caller identification, voice mail and custom calling services such as call-forwarding, call waiting and three-way calling. These services generally produce higher margins than basic telephone service. We believe these enhanced services provide a source of revenue and adjusted EBITDA growth potential as our penetration rates for enhanced services are currently below industry averages. Our RLEC's network is 100% digitally-switched and all upgrades to provide these additional services to our entire customer base have been substantially completed. We have increased our efforts to market enhanced services to our customers and believe we can achieve higher penetration rates that are more in line with industry standards.

     Continue to Provide Superior Service and Customer Care

     We intend to continue to capitalize on our support and other back office systems to provide superior service and customer care. Our RLEC has already achieved the lowest level of "justified complaints," as defined by the Pennsylvania Public Utility Commission, among Pennsylvania's largest local exchange carriers in six of the past seven years for which ratings are available, including the last four years for which ratings are available. In our "edge-out" markets, we currently provide personalized customer care through customer account managers who service business customers and through our centralized call center which operates 24 hours a day, 7 days a week to support our business and residential customers. By building on our strong service record, we plan to further differentiate ourselves from our competitors.

     Selectively Pursue Strategic Acquisitions

     To continue the growth of our business, we will seek to selectively acquire companies that offer a strategic fit with our existing businesses. This may include companies that could help us deepen our industry focus, further penetrate or broaden our target areas, increase the breadth of services we offer or strengthen our marketing efforts.

RLEC Operations

     Our RLEC offers local, toll, network access and enhanced services in a rural, mountainous market located primarily in the eastern third of Pennsylvania.

     Network Strategy

     Our RLEC utilizes a technologically-advanced, fiber-rich network that is based on digital-switching, fiber optic transport and host/remote architecture. It was the first telephone company to deploy fiber optics in a toll application and was one of the first local exchange carriers in the nation to deploy a network of all digitally-switched central offices. Our RLEC operates its own Signaling System 7, or SS7, network which provides automated monitoring and routing of telephone calls. Throughout its market, our RLEC has 13 digital host switches and over 400 remote switches. All of the trunks between the hosts and all of the host-to-remote wire center links are connected with fiber optic cable. Connection to our customers, or the "last mile," is provided over our RLEC's copper outside plant. Our network architecture provides for short loop lengths in our copper plant which allows our RLEC to aggregate customer lines at the remotes for transport and concentrates costly network intelligence in a small number of host offices. Our RLEC currently deploys an asynchronous transfer mode network to support its network of nearly 5,500 DSL lines in our RLEC's territory. We intend to expand this network in 2002 to allow the migration of Internet traffic and trunks which will provide our RLEC with a single platform for efficient switching and transport of both voice and data traffic. Additionally, our RLEC operates a network control center which monitors network performance 24 hours a day, 7 days a week and allows us to maintain high network performance standards.

     Customer Service

     Our RLEC has long been recognized as a customer service leader in Pennsylvania. Each year the Pennsylvania Public Utility Commission issues a study that measures the customer service results of the state's five largest local exchange service providers which included Alltel, Bell Atlantic (now part of Verizon), GTE (now part of Verizon) and United (now Sprint). Our RLEC has achieved the lowest level of "justified complaints," as defined by the Pennsylvania Public Utility Commission, among Pennsylvania's largest local exchange carriers in six of the past seven years for which ratings are available, including the last four years for which ratings are available.

     Pennsylvania Regulatory Environment

     Our RLEC is subject to regulation by the Pennsylvania Public Utility Commission for intrastate ratemaking purposes, which includes rates for basic local services, intraLATA toll services and access services for the origination and termination of in-state long-distance calls. In 1997, our RLEC entered into an alternative regulatory framework with the Public Utility Commission for all of its intrastate operations under which it agreed to meet certain broadband service delivery parameters in exchange for a price cap formula, rather than rate of return regulations. As a result of the alternative regulatory framework, our RLEC's profits are not directly limited by the Commission as they were under the former rate of return system of regulation. Instead, our RLEC received the flexibility to increase local rates annually based on inflation less 2 percentage points, so that increased returns arising from improved productivity and efficiency in excess of 2% per annum accrue to the equity owners of the RLEC. Our RLEC can also seek to rebalance rates periodically between various intrastate service categories, such as toll and access. Additionally, our RLEC has the ability to request relief on a dollar-for-dollar basis for certain events deemed outside of its control that result in reduced revenues or increased expenses. This may include changes in revenues that may result from portions of the interstate access charge reform.

     The Public Utility Commission must also approve any issuance of stock, incurrence of long-term debt, or acquisition or sale of material utility assets by our RLEC. In addition, the Public Utility Commission must approve any change in control of either our RLEC or its holding company. The Public Utility Commission defines a "change in control" as either an acquisition or disposition of the largest single voting interest in a company, if that interest exceeds 20%. Because Level 3 will hold the largest single voting interest for purposes of the Public Utility Commission rules both before and after the offering, this offering is not a "change in control" that requires regulatory approval.

     Federal Regulatory Environment

     Our RLEC is subject to the jurisdiction of the Federal Communications Commission, or FCC, with respect to interstate rates, services, access charges and other matters, including the prescription of a uniform system of accounts. Interstate services, for the purpose of determining FCC jurisdiction, are communications that originate in one state and terminate in another state or foreign country, including the provision of access to local telephone networks for the origination or termination of such communications. Prices for our RLEC's interstate services, consisting primarily of subscriber line charges and access charges for interstate toll calls, which accounted for approximately 29.7% of our RLEC's 2000 revenues, are regulated by the FCC based on "average schedule" formulas that are designed to approximate the interstate jurisdictional costs of telephone companies based on statistical data rather than actual costs. These average schedule formulas are subject to periodic revision by the FCC and changes in the formulas, or removal of our RLEC from them, would result in a significant revenue loss. However, removal of our RLEC from these formulas is specifically listed in its Pennsylvania alternative regulation plan as an event outside of its control that would justify an offsetting rate adjustment. The FCC must also approve any sale or "transfer of control" of our RLEC or of its holding company. We do not believe that this offering constitutes a transfer of control requiring FCC approval.

     In the first quarter 2001, changes in our RLEC's state tax adjustment surcharge, settlements formula calculation and jurisdictional minutes of use have reduced and will continue to reduce our revenues by approximately $1.0 million per quarter as compared to the amounts we received prior to these changes.

     On November 9, 2001, the FCC released an order changing its interstate access charge rules and universal service support system for rate-of-return rural incumbent local exchange carriers. The new rules change the sources of funding under the average schedule formulas, but not the amounts paid to participants. These modifications include a reduction in access charges to long-distance companies, an increase in subscriber line charges to local service customers, and the creation of a universal funding mechanism funded by all telecommunications carriers. In addition to the above modifications, the FCC has also released a Notice of Proposed Rulemaking under which it will investigate the possibility of allowing telephone companies such as our RLEC to convert to a form of incentive regulation similar in some respects to its existing alternative regulation plan in Pennsylvania. We are unable to predict the outcome of this proposed rulemaking at this time.

     Competitive Environment

     With the exception of competition from intraLATA toll providers, our RLEC has faced limited competition to date and has not lost any access lines to a wireline competitor since the Telecommunications Act was passed in 1996. Part of the reason for this is that our RLEC maintains a rural exemption from the interconnection provisions of the Telecommunications Act for all of its access lines in Pennsylvania. The rural exemption does not preclude competitors from providing telephone services within our RLEC's service area entirely over their own facilities. However, it requires prospective competitors who seek to interconnect with our RLEC network in order to resell services or lease unbundled network elements to go through a formal review by the Pennsylvania Public Utility Commission before receiving approval. The Public Utility Commission may grant such approval only if it finds that the competitor's proposal is not unduly economically burdensome, is technically feasible and is consistent with the universal service provisions of the Telecommunications Act. Two providers have been granted approval or are in the process of receiving approval to service our RLEC's customers on a facilities basis, but this development has not impacted our RLEC's operations to date and this approval does not represent a challenge to our RLEC's rural exemption. A variety of other factors contribute to our RLEC's relative insulation from competition. These factors include its service territory's high-cost of facilities-based entry due to low population density, the lack of concentration of any large business customers as its top 10 business customers account for less than 5% of its revenues, its low basic service rates, its customer service record and level of customer satisfaction and its favorable regulatory environment. While competition from wireless providers is present in our markets, it is not a significant concern to us due to the low population density, rural nature and mountainous topography of our markets. We also face competition from national ISPs such as AOL Time Warner and from cable providers offering a cable modem product.

CLEC Operations

     We offer competitive local, toll, network access, long-distance, enhanced services, broadband data services and high-speed Internet access services in three regional "edge-out" markets which encompass cities and surrounding areas which have total populations of between 250,000 and 500,000 people as well as a significant concentration of business and industry. The geographic area represented by these three markets is roughly one-third the size of our RLEC's service territory, or about 1,750 square miles, with a population of approximately 1.4 million and approximately 600 access lines per square mile.

     Beginning in 1998, we had expanded beyond our CLEC's original three "edge-out" markets and into five expansion markets located in Pennsylvania, New York, Ohio and West Virginia. In December 2000, we announced that we were exiting these expansion markets to redirect our focus on our "edge-out" markets. The expansion markets accounted for approximately 20% of our competitive lines and approximately 20% of our CLEC's revenues. The redirection of our CLEC's strategy to focus on our original three "edge-out" markets is allowing us to increase our adjusted EBITDA and to significantly reduce our capital needs. We had substantially completed our withdrawal from these markets by June 30, 2001.

     Network Strategy

     Our CLEC's network strategy is to own the majority of the key elements of the local exchange network. These elements include the host switches, the remote switches and the facilities connecting the host switches to the remote switches, including both the fiber optic cable and the transport electronics. In addition, where economically viable, our CLEC builds copper distribution facilities between the remote switch and customer premises. Our network strategy allows our CLEC to provide high quality and reliable service, reduce customer churn and generate attractive margins. It builds, owns and operates digitally-switched, fiber intensive networks which are DSL-qualified in each of its three regional edge-out markets. As of September 30, 2001, our CLEC had approximately 96% of its access lines connected to its own switches and approximately 49% of its access lines completely on its own network.

     Customer Service

     Our CLEC strives to provide its customers with exceptional service and uses the same customer care procedures that have proven successful for our 104 year-old RLEC. We operate a customer service center, which takes calls 24 hours a day, 7 days a week, to handle all customer complaints and problems. We are also proficient in the other unique customer service aspects of operating in a CLEC environment and have developed an efficient provisioning interface with the incumbent local exchange carrier. Because we own and operate a significant portion of our own network elements, we do not depend heavily on the incumbent local exchange carrier for provisioning and maintenance resolution.

     Sales Organization

     We utilize direct and indirect sales channels to target potential business and residential customers. Our direct channels include sales teams based in local offices, which are exclusively focused on selling to potential business customers with more than five lines. Each team consists of customer account managers and specialists that focus on retaining and growing accounts after the initial sale. In addition, an inside sales team is focused on residential and business customers with fewer than five lines. Our indirect sales channel is comprised of agents and consultants who look to provide bundled solutions to their customers.

     Pennsylvania Regulatory Environment

     The Pennsylvania Public Utility Commission exercises jurisdiction over intrastate service, including basic local exchange service, intrastate access services and intraLATA toll services. Under the Public Utility Commission's current practices, our CLEC's rates and services are generally subject to much less regulatory scrutiny than those of the RLEC in its markets. Additionally, municipalities and other local government agencies may regulate limited aspects of our CLEC's business, such as its use of rights-of-way.

     Under the Telecommunications Act of 1996, the Pennsylvania Public Utility Commission also has authority to arbitrate any disputes over the terms and conditions of interconnection between our CLEC and Verizon, and the prices of various unbundled network elements our CLEC purchases from Verizon. This Commission has taken a number of actions over the past several years affecting the prices for network elements, as well as the terms and conditions under which these elements are provided. Further decisions by this Commission may have a material effect on our CLEC's costs and profitability.

     Federal Regulatory Environment

     At the federal level, the Federal Communications Commission has jurisdiction over interstate services, including access charges as well as long-distance services. Our CLEC's rates, terms and conditions of service are filed with the FCC in tariffs and are subject to the FCC's complaint jurisdiction, and in the case of switched access service are subject to rate caps prescribed by the FCC, as described further below.

     In April 2001, the FCC released an order adopting new rules limiting the right of competitive local exchange carriers to collect reciprocal compensation on local telephone calls that terminate to Internet service providers. Under the new rules, which took effect on June 14, 2001, the amount of compensation payable by other local telephone companies to our CLEC on calls to Internet service providers will generally be limited to $0.0015 per minute for the first six months after the rules took effect, $0.0010 per minute for the next eighteen months, and $0.0007 per minute thereafter. Any traffic exchanged between carriers that exceeds a three-to-one ratio of terminating to originating minutes is presumed to be traffic to Internet service providers, although either our CLEC or the other telephone company may attempt to rebut this presumption and show a different level of Internet traffic. In addition, the number of minutes on which compensation is payable is limited by a formula based upon the number of compensable minutes exchanged in the first quarter of 2001. The rates under the new rules are substantially lower than the compensation our CLEC was previously collecting in Pennsylvania, where the effective rates were as high as $0.0028 per minute. For the nine months ended September 30, 2001, our CLEC recorded approximately $7.3 million or 13.5% of its edge-out revenues from compensation revenue from calls terminated to Internet service providers. This compares to $2.4 million or 6.3% for the corresponding period in the prior year. Of these amounts, local reciprocal compensation associated with ISP traffic was $3.0 million or 1.3% and $1.2 million or 0.6% of our pro forma revenues for the nine months ended September 30, 2001 and September 30, 2000, respectively.

     Also in April 2001, the FCC released a separate order adopting new rules to limit the access charges of non- dominant providers. Under these rules which took effect on June 20, 2001, competitive carriers are required to reduce their interstate access charges to rates no higher than 2.5 cents per minute (our CLEC's previous interstate access charges were as high as 4.5 cents per minute). After one year, this rate ceiling will be reduced to 1.8 cents and after two years to 1.2 cents per minute. After three years, our CLEC will be required to charge rates no higher than the incumbent local exchange carrier (in our case, Verizon, which we expect will charge rates of approximately 0.45 cents per minute by 2004 as a result of an FCC plan requiring regional Bell operating companies to reduce their rates to this level). For the year ended December 31, 2000, interstate access revenue accounted for approximately 6.6% of our "edge-out" market revenue. This decision will result in substantial reductions in our CLEC's billed access charges. The new FCC rules will likely to be subject to petitions for reconsideration and/or judicial review, and we are unable to predict the outcome of these proceedings.

     In July 2000, the U.S. Court of Appeals for the Eighth Circuit issued a decision vacating certain rules of the FCC regarding the pricing of unbundled network elements provided by incumbent local telephone companies to competitors such as our CLEC. The United States Supreme Court agreed to review this decision and heard oral arguments in the case in early October of 2001. Until the Supreme Court publishes its decision in this case, the FCC's current pricing rules will remain in effect. However, if the lower court decision is upheld, the FCC will be required to revise its pricing rules, which may result in changes in the prices paid by our CLEC to incumbents for use of their telephone lines and other facilities. Until the FCC actually issues new rules and they are implemented by the Pennsylvania Public Utility Commission, it is impossible to predict how this development may affect our CLEC's costs.

     On September 19, 2001, Verizon was granted permission to provide long-distance services to Pennsylvania customers after the FCC determined that Verizon had met its obligations under the 14-point competitive checklist established by the Telecommunications Act of 1996. Verizon is now able to offer long-distance services in conjunction with its local telephone services in Pennsylvania. Our CLEC already offers packages of local and long-distance services. Verizon may be able to compete more effectively against our CLEC if it is able to offer all of the same services.

     The FCC has recently begun reviews of several of its local competition policies that could result in changes to the interconnection arrangements on which our CLEC relies, or in additional competition from the incumbent local telephone companies. We cannot predict the outcome of these reviews, or of future rule changes that the FCC may initiate.

     Competitive Environment

     Our CLEC competes principally with the services offered by the incumbent local exchange carrier, Verizon Communications. Incumbent local exchange carriers such as Verizon have relationships with their customers, have the potential to subsidize services from their regulated service revenues and benefit from certain favorable state and federal regulations. Verizon is larger and has greater financial resources than our CLEC. In light of the passage of the Telecommunications Act and concessions by some of the regional Bells, federal and state regulatory initiatives may provide increased business opportunities to CLECs, but ILECs may obtain increased pricing flexibility for their services as competition increases. If, in the future, ILECs are permitted by regulators to lower their rates substantially, engage in significant volume and term discount pricing practices for their customers or charge CLECs significantly higher fees for interconnection to the ILECs' networks, our CLEC's competitive position would be adversely affected.

     Our CLEC also faces, and will continue to face, competition from other current and potential future market entrants, including other CLECs, IXCs, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, Internet service providers and private networks built by large end users. The edge- out markets served by our CLEC are served by one or more other CLECs including XO Communications, Adelphia Business Solutions, Choice One Communications and others. We expect competition from CLECs and other companies to continue in the future.

Other Operations

     epix(R) Internet Services

     epix(R), founded in 1994, is our Internet service provider. epix(R) primarily provides dial-up Internet access at a flat rate for residential users and also provides dedicated access for business users and associated services such as web page hosting and design. epix(R) provides a competitive Internet product to our RLEC and CLEC customers and provides network support, technical support and customer service to Jack Flash(R), our DSL product. epix(R) had approximately 47,000 subscribers as of September 30, 2001.

     Jack Flash(R)

     In the second half of 1999, we began offering our DSL service under the trade name Jack Flash(R). We offer this service through our own facilities, or "on-net," in the majority of our RLEC territory and on an "on-net" and an

"off-net" basis in selected areas of our CLEC markets. As of September 30, 2001, over 86% of our installed DSL lines are in our RLEC's territory.

     Commonwealth Communications

     Commonwealth Communications provides telecommunication equipment and technical services and designs, installs and manages telephone systems for businesses, hospitals and universities located primarily in Pennsylvania. Commonwealth Communications also undertakes premises distribution systems projects and cabling projects primarily for hospitals and educational institutions.

     Commonwealth Long Distance Company

     Since 1990, Commonwealth Long Distance Company has conducted the business of providing long-distance telephone services. Through a wholesale agreement with RCN Long Distance Company, Commonwealth Long Distance provides long-distance services primarily to our RLEC's customers.

Employees

     We employed a total of 1,387 employees as of September 30, 2001. Approximately 36% of our employees are covered under collective bargaining agreements. On February 21, 1999, Commonwealth Telephone Company bargaining employees ratified a new labor contract with the Communications Workers of America that will remain in effect until November 30, 2002. Also, in June 1999, the Commonwealth Communications bargaining employees ratified a new labor contract with the Communications Workers of America that will remain in effect until June 29, 2002.

Properties

     Our property consists principally of central office equipment, telephone lines, telephone instruments and related equipment, and land and buildings related to telephone operations. This plant and equipment is maintained in good operating condition for our CLEC and RLEC operations. The properties of our RLEC are subject to mortgage liens held by CoBank, ACB. We own substantially all of our central office buildings, administrative buildings, ware houses and storage facilities. All of the telephone lines are located either on private or public property. Locations on private land are governed by easements or other arrangements.

Legal Proceedings

     In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. We do not believe these proceedings will have a material adverse effect on our results of operations or financial condition. Additionally, there are no other legal matters pending that we expect to have a material impact on our financial condition or results of operations.

                                   MANAGEMENT

Executive Officers and Directors

     Our executive officers and directors as of September 30, 2001 are as follows:

Name                            Age                  Positions Held
----                            ---      --------------------------------------
David C. McCourt............     44      Chairman of the Board of Directors and
                                         Director of our company since October
                                         1993; Chairman, Chief Executive
                                         Officer and Director of RCN since
                                         September 1997; Chief Executive
                                         Officer of our company from October
                                         1993 to November 1998; Director,
                                         Chairman and Chief Executive Officer
                                         of Cable Michigan, Inc. from September
                                         30, 1997 to November 1998; President
                                         from September 1992 to December 1999
                                         and Director since 1993 of Level 3
                                         Telecom Holdings, Inc.; Chairman,
                                         Chief Executive Officer and Director
                                         of Mercom, Inc. from October 1993 to
                                         November 1998; Director of MFS
                                         Communications Company, Inc. from July
                                         1990 to December 1996; President and
                                         Director of Metropolitan Fiber
                                         Systems/McCourt, Inc., a subsidiary of
                                         MFS Telecom, Inc., from 1988 to 1997;
                                         Director of Cable Satellite Public
                                         Affairs Network since June 1995;
                                         Director of WorldCom, Inc. from
                                         December 1996 to March 1998; and
                                         Director of Level 3 since March 1998.

Michael J. Mahoney..........     51      Director, President and Chief
                                         Executive Officer of our company since
                                         July 2000; Telecommunications
                                         consultant from October 1999 to July
                                         2000; Director of our company from
                                         June 1995 to October 1999; President
                                         and Chief Operating Officer of our
                                         company from February 1994 to
                                         September 1997; Director, President
                                         and Chief Operating Officer of RCN
                                         Corporation from September 1997 to
                                         October 1999; President and Chief
                                         Operating Officer of Mercom from
                                         February 1994 to September 1997;
                                         Director of Mercom from January 1994
                                         to November 1998; Executive Vice
                                         President of our company's Cable
                                         Television Group from June 1991 to
                                         February 1994; Executive Vice
                                         President of Mercom from December 1991
                                         to February 1994; and Chief Operating
                                         Officer of Harron Communications
                                         Corporation from April 1983 to
                                         December 1990.

Michael A. Adams............     44      Director of our company since October
                                         1999; President, Wholesale and New
                                         Product Development Group of RCN since
                                         January 2001; President and Chief
                                         Operating Officer of RCN from October
                                         1999 to January 2001; President of the
                                         Technology and Network Development
                                         Group of RCN from September 1997 to
                                         October 1999; Vice President of
                                         Technology of C-TEC Corporation from
                                         November 1993 to September 1997. Mr.
                                         Adams is also a Director of RCN.

Name                            Age                  Positions Held
----                            ---      --------------------------------------

James Q. Crowe..............     52      Director of our company since October
                                         1993; Chief Executive Officer since
                                         August 1997 and Director since June
                                         1993 of Level 3; President of Level 3
                                         from August 1997 to February 2000;
                                         Chairman of the Board of Directors of
                                         Worldcom, Inc. from January 1997 until
                                         July 1997, following that company's
                                         merger with MFS Communications
                                         Company, Inc. in 1996. Prior to that,
                                         Mr. Crowe was President, Chief
                                         Executive Officer and Chairman of the
                                         Board of Metropolitan Fiber Systems.
                                         Mr. Crowe is currently a Director of
                                         RCN and Peter Kiewit Sons'.

Stuart E. Graham............     55      Director of our company since April
                                         1990; President of Skanska USA, Inc.
                                         since 1994. Previously, Chief
                                         Executive Officer of several Skanska
                                         USA, Inc. subsidiaries, including
                                         Sordoni Skanska, Slattery Skanska and
                                         Skanska E & C. Mr. Graham is also a
                                         Director of RCN.

Frank M. Henry..............     68      Director of our company since April
                                         1980; Chairman of Frank Martz Coach
                                         Company since 1995 and President of
                                         Frank Martz Coach Company from 1964 to
                                         1995. Mr. Henry is also a Director of
                                         First Union Corporation. Mr. Henry was
                                         a Director of Cable Michigan from
                                         September 1997 to November 1998.

Richard R. Jaros............     49      Director of our company since October
                                         1993; Private Investor since 1998;
                                         President of Level 3 from 1996 to
                                         August 1997 and Executive Vice
                                         President of Level 3 from 1993 to
                                         1996; Chief Financial Officer of Level
                                         3 from 1995 to 1996; President and
                                         Chief Operating Officer of CalEnergy
                                         Company, Inc., now known as
                                         MidAmerican Energy Holdings Company,
                                         from 1992 to 1993. Mr. Jaros is also a
                                         Director of Level 3, MidAmerican
                                         Energy Holdings Company,
                                         HomeServices.com Inc. and RCN.

Daniel E. Knowles...........     71      Director of our company since January
                                         1995; President of Cambridge Human
                                         Resources since 1989. Mr. Knowles was
                                         a Director of Cable Michigan from
                                         September 1997 to November 1998.

David C. Mitchell...........     59      Director of our company since December
                                         1993; Former President of Rochester
                                         Telephone Corporation's Telephone
                                         Group, Corporate Executive Vice
                                         President and Director of Rochester
                                         Telephone Corporation, now Global
                                         Crossing, Inc. Mr. Mitchell is also a
                                         Director of Lynch Corporation, and
                                         HSBC Bank, Inc., Rochester Advisory
                                         Board. Mr. Mitchell was a Director of
                                         Cable Michigan from September 1997 to
                                         November 1998.

Eugene Roth.................     66      Director of our company since April
                                         1989; Senior Partner at Rosenn,
                                         Jenkins and Greenwald L.L.P. (attorney
                                         since 1964); Mr. Roth is also a
                                         Director of the Pennsylvania Regional
                                         Board of Directors of First Union
                                         National Bank, RCN and Geisinger
                                         Wyoming Valley Medical Center.

Name                            Age                  Positions Held
----                            ---      --------------------------------------

Walter Scott, Jr............     70      Director of our company since December
                                         1993; Chairman of Level 3 since
                                         September 1979 and Director of Level 3
                                         since April 1964; Chairman Emeritus of
                                         Peter Kiewit Sons' since March 1998.
                                         Mr. Scott is also a Director of Peter
                                         Kiewit Sons', Berkshire Hathaway,
                                         Inc., Burlington Resources, Inc.,
                                         MidAmerican Energy, Kiewit Materials
                                         Company, ConAgra, Inc., Valmont
                                         Industries, Inc. and RCN.

Timothy J. Stoklosa.........     40      Director of our company since December
                                         1999; Executive Vice President and
                                         Chief Financial Officer of RCN since
                                         January 2000; Senior Vice President
                                         and Treasurer of RCN from September
                                         1997 to January 2000; Executive Vice
                                         President and Chief Financial Officer,
                                         as well as a Director, of Mercom, Inc.
                                         from 1997 to 1998; Treasurer of the
                                         Company from 1994 to 1997. Mr.
                                         Stoklosa is also a Director of RCN.

John J. Whyte...............     61      Director of our company since October
                                         1997; Executive Vice President and
                                         Chief Operating Officer of Infinium
                                         Software, Inc. since May 2000;
                                         Principal and Senior Consultant of
                                         Whyte Worldwide PCE since 1986;
                                         Partner of Stavisky, Shapiro & Whyte,
                                         certified public accountants, since
                                         1981.

James DePolo................     56      Chief Operating Officer of our company
                                         since March 2000; Executive Vice
                                         President of our company and CT since
                                         1997; Executive Vice President of CTSI
                                         since July 1998; senior management
                                         positions at Metropolitan Fiber
                                         Systems, Inc. from 1994 to 1997,
                                         including Division President--MFS
                                         Intelenet, President--Realcom and Vice
                                         President of Sales and
                                         Operations--UUNet; senior management
                                         positions at Sprint Communications
                                         from 1985 to 1993, including Vice
                                         President and General
                                         Manager--Alternate Channels, Vice
                                         President of Marketing--Western
                                         Business Market Group, Vice President
                                         of Strategic Marketing, Vice President
                                         and General Manager--West Division and
                                         Vice President of Sales &
                                         Marketing--West Division; Director of
                                         Engineering, Marketing and Sales--West
                                         Division for Satellite Business
                                         Systems from 1983 to 1985.

Donald P. Cawley............     42      Senior Vice President of our company
                                         since June 2000; Chief Accounting
                                         Officer of our company since May 1999;
                                         Vice President and Controller of our
                                         company from September 1997 to June
                                         2000; Vice President and Controller of
                                         Commonwealth Telephone Company from
                                         February 1996 to September 1997; and
                                         Controller of Commonwealth Telephone
                                         Company from March 1992 to February
                                         1996.

                       TRANSACTIONS WITH RELATED PARTIES

     We entered into an agreement with RCN Long Distance whereby Commonwealth Long Distance Company and our CLEC purchased long-distance service from RCN Long Distance for resale to customers of Commonwealth Long Distance Company and our CLEC. Commonwealth Long Distance Company and our CLEC incurred expenses associated with this long-distance resale agreement and related customer service expenses in the first nine months of 2001 of $4.9 million, in 2000 of $7.1 million in 1999 of $8.1 million and in 1998 of $13.0 million. In addition, we paid RCN Long Distance $103,000 in the first nine months of 2001, $128,000 in 2000 and $143,000 in 1999 for network costs.

     RCN agreed to provide or cause to be provided to us certain services for a transitional period. The transitional services provided included the following: accounting, payroll, management supervision and office of our Chairman, cash management, administration, legal, tax, internal audit, investor and public relations and other miscellaneous administrative services. The fee per year for these services was 3.5% of the first $175 million of our revenue and 1.75% of any additional revenue. However, this agreement was amended for the years 2000 and 2001 to reflect a flat management fee of $2.0 million for 2000 and $1.2 million for 2001. In 2000 and 2001, the transitional services include solely legal services and the office of our Chairman. The total fees for 1999 and 1998 were approximately $5.2 million and $7.0 million, respectively. These arrangements are not the result of arm's-length negotiations between unrelated parties.

     Our RLEC and our CLEC received approximately $1.0 million in the first nine months of 2001, $922,000 in 2000, approximately $1.6 million in 1999 and approximately $1.6 million in 1998 in access charges from RCN Long Distance as a result of RCN originating and terminating traffic on our networks. Our RLEC also received approximately $39,000, $420,000 and $300,000 in the years ended December 31, 2000, December 31, 1999 and December 31, 1998, respectively, in long-distance switch rental revenue from RCN Long Distance. In addition, our RLEC and our CLEC received approximately $1.1 million in the first nine months of 2001, approximately $2.2 million in 2000, approximately $1.0 million in 1999 and approximately $500,000 in 1998 in local service, telephone access, toll and enhanced service revenue from related parties, primarily RCN companies.

     We, primarily through Commonwealth Communications, our engineering design and consulting service business, received approximately $51,000, $460,000, $310,000 and $700,000 for the first nine months of 2001 and the years ended December 31, 2000, December 31, 1999 and December 31, 1998, respectively, from such services provided to various RCN companies.

     In September 1997, we entered into a tax sharing agreement with RCN Corporation and Cable Michigan, Inc. The agreement governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of RCN and Cable Michigan, ending or deemed to end on or before the distribution date as that term is defined in the tax sharing agreement. Under the tax sharing agreement, adjustments (as defined in the tax sharing agreement) to taxes that are clearly attributable to Cable Michigan, RCN or our company will be allocated solely to that company. Adjustments to all other tax liabilities will generally be allocated 50% to our company, 20% to Cable Michigan and 30% to RCN.

     We paid approximately $88,000 in the first nine months of 2001 and approximately $88,000 in 2000 to Rosenn, Jenkins and Greenwald L.L.P. (Attorneys) for legal services. Also, we received approximately $39,000 in the first nine months of 2001 and approximately $57,000 in 2000 in telephone service, long-distance and Internet revenues from Rosenn, Jenkins and Greenwald L.L.P. Mr. Roth, a director of our company, is a Senior Partner at the firm.

     We paid approximately $76,000 in the first nine months of 2001 and approximately $78,000 in 2000 to Hanify and King (Attorneys) for legal services. Terence McCourt, Esq., a partner in the firm, is a brother of Mr. David C. McCourt, director and chairman of the board of directors of our company.

     We, primarily through our CLEC, recorded approximately $51,000 in the first nine months of 2001 and approximately $66,000 in 2000 of telecommunications services revenue from Martz Trailways. Also, we paid approximately $600 in the first nine months of 2001 and approximately $10,300 in 2000 to Martz Trailways for travel and other related services. Mr. Henry, one of our directors, is Chairman of Martz Trailways.

     We paid Penn State Geisinger Health and The Geisinger Health Plan approximately $801,000 in 2000 for health insurance coverage for certain employees. In addition, we recorded approximately $488,000 in the first nine months of 2001 and approximately $1.3 million in 2000 in telecommunications services revenues from the Geisinger Health System and its subsidiaries. Mr. Roth, one of our directors, is a Director of Geisinger Wyoming Valley Medical Center.

     We have a telecommunications consulting agreement with Mr. Mitchell, one of our directors. Consulting fees paid to Mr. Mitchell in the first nine months of 2001 were approximately $22,000 and were approximately $34,000 in 2000.

     In 1999, we entered into a $240.0 million revolving credit facility with First Union Securities. In addition, First Union has acted as intermediary for us in $85.0 million of interest rate swaps. Mr. Henry, one of our directors, is a Director of First Union Corporation. Mr. Roth, one of our directors, is a Director of the Pennsylvania Regional Board of Directors of First Union National Bank.

     In October 1998, we entered into a registration rights agreement with Walter Scott, Jr., James Q. Crowe and David C. McCourt, each of whom is an officer and/or director of Level 3 Communications, Inc. Pursuant to such agreement, a majority of these stockholders may make up to two requests that we file a registration statement under the Securities Act with respect to certain shares of our company's common stock they beneficially own, if (i) the shares of common stock sought to be registered have a fair market value (as defined in the agreement) in excess of $1.0 million and (ii) a demand for registration has not been made within 180 days prior to such demand. This agreement also provides for unlimited "piggyback" registration rights whereby if we propose to file certain types of registration statements relating to an offering of any of our common equity securities under the Securities Act, for ourselves or our other stockholders, we must provide prompt notice to each of these stockholders and include in such registration certain shares of our stock held by each stockholder that each stockholder requests to be included. In the registration rights agreement, we agreed to indemnify these stockholders and any underwriters for any material misstatements or omissions contained in any registration statement or prospectus related to the registrable securities except for any material misstatements or omissions that arise from information furnished to our company by any of the stockholders or underwriters. These stockholders have agreed to indemnify our company for any material misstatements or omissions that arise from information supplied by them. We have agreed to pay the following expenses incurred in connection with a registration pursuant to this agreement: (i) registration and filing fees with the SEC and NASD, (ii) fees and expenses of compliance with securities or blue sky laws, (iii) printing expenses, (iv) fees and expenses incurred in connection with the listing or quotation of the registrable securities, (v) fees and expenses of counsel to our company and of the independent certified public accountant for our company, (vi) the reasonable fees and expenses of any additional experts retained by our company in connection with such registration and (vii) the reasonable fees and expenses of one counsel for all the participating stockholders not in excess of $25,000. These stockholders have agreed to pay any underwriting fees, discounts or commissions attributable to the sale of the securities and any out-of-pocket expenses of these stockholders.

     In February 2002, we entered into a registration rights agreement with Level 3 Communications. Under this agreement, Level 3 may make up to three requests that we register certain shares of our common stock that it beneficially owns provided that (i) the first demand for registration must be for not less than 2,500,000 shares of common stock, (ii) the second and third demands for registration must each be for not less than either 1,500,000 shares of common stock or common stock representing the right to cast at least 6,500,000 votes at a meeting of our stockholders and (iii) a demand for registration has not been made within 150 days of the effective date of a prior demand for registration demand. Level 3 also has unlimited "piggyback" registration rights whereby if we propose to file certain types of registration statements, either for ourselves or our other stockholders, we must provide prompt notice to Level 3 and register certain of its shares if it so chooses. We have agreed to indemnify Level 3 and any underwriters for any material misstatements or omissions contained in any such registration statement, except for any material misstatements or omissions that arise from information furnished to us by Level 3 or the underwriters, and Level 3 has agreed to indemnify us for any material misstatements or omissions that arise from information it supplies to us. We have agreed to pay (i) 50% of the expenses incurred in connection with any demand for registration (with Level 3 paying the remaining 50% up to $500,000) and 100% of the balance of such expenses and
(ii) all of the expenses incurred in connection with any "piggyback" registration. The expenses described above include the following: (i) registration and filing fees with the SEC and NASD, (ii) fees and expenses of compliance with securities or blue sky laws, (iii) printing expenses, (iv) fees and expenses incurred in connection with the listing or quotation of the shares, (v) fees and expenses of counsel to our company and of the independent certified public accountant of our company, (vi) the reasonable fees and expenses of any additional experts we retain in connection with such registration and (vii) the reasonable fees and expenses of one counsel for Level 3 not to exceed $25,000. Level 3 has agreed to pay any underwriting fees, discounts or commissions and, except as provided above, its out-of-pocket expenses attributable to the sale of its shares. Level 3 has exercised one demand right in connection with this offering. Under certain circumstances, Level 3 may transfer its registration rights without our prior written consent.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     Set forth below is certain information regarding the beneficial ownership of our common stock and our class B common stock as of October 31, 2001, and after the completion of this offering, held by (i) each of our directors, (ii) the named executive officers below, (iii) all persons who are currently directors or executive officers of our company as a group, (iv) the selling stockholder and (v) each person known to us to own beneficially more than 5% of the outstanding shares of our common stock or class B common stock. Because the shares of our class B common stock are convertible at the option of the holder into shares of common stock on a one-for-one basis at any time and from time to time, the "Assuming Conversion" columns in the common stock table reflect the total shares of common stock which would be beneficially owned by such person or group assuming no other conversions. The "Percent of Outstanding Shares" columns represent ownership, not voting interest. Shares of our common stock have (1) vote per share and shares of our class B common stock have fifteen
(15) votes per share. Each director or named executive officer has investment and voting power over the shares listed opposite his name except as set forth in the footnotes hereto. The table below does not take into account the underwriters over-allotment option.


                                Shares Beneficially Owned Prior to Offering (Number of
                                    Shares and Percent of Total Shares Outstanding)
                           -------------------------------------------------------------------
                                Common Stock        Class B Common Stock   Assuming Conversion
                           -----------------------  --------------------   -------------------   Number of
                                          Percent               Percent                Percent  Shares Being
Name of Beneficial Owner     Number (1)     (1)     Number(1)    (1)       Number(1)    (1)      Offered(2)
--------------------------------------    -------   ---------   -------    ---------  --------  ------------
Michael A. Adams(3)(7).....      50,662       *           --       --       50,662       *             --
Donald P. Cawley(4)(7).....      49,876       *           --       --       49,876       *             --
James Q. Crowe(5)(14)......      21,302       *           --       --       21,302       *             --
James DePolo(6)............      92,227       *           --       --       92,227       *             --
Stuart E. Graham (5).......       9,548       *        3,101        *       12,649       *             --
Frank M. Henry (5).........      45,583       *       15,398        *       60,981       *             --
Richard R. Jaros(5)(14)....       9,559       *           --       --        9,559       *             --
Daniel E. Knowles (8)......      10,157       *           --       --       10,157       *             --
Michael J. Mahoney(7)(9)...      51,637       *           --       --       51,637       *             --
David C. McCourt(7)(14)....      25,304       *           --       --       25,304       *             --
David C. Mitchell(5).......      11,318       *           --       --       11,318       *             --
Eugene Roth(15)............       1,391       *        3,999        *        5,390       *             --
Walter Scott, Jr.(5)(14)...     114,735       *           --       --      114,735       *             --
Timothy J. Stoklosa(10)....       7,516       *           --       --        7,516       *             --
David G. Weselcouch(7)(11).      31,924       *           --       --       31,924       *             --
John J. Whyte(5)...........       9,257       *           --       --        9,257       *             --
All Directors and
  Executive Officers
  as a group
  (16 persons).............     541,996       3%      22,498       1%      564,494      2%             --
Eldorado Equity Holdings,
   Inc.(12)................   9,639,326      45%   1,017,061      49%   10,656,387     45%      2,750,000
Mario J. Gabelli
   Group(13)...............   1,650,777       8%     301,430      15%    1,952,207      8%      1,650,777
                             ----------            ---------            ----------              ---------
                             12,374,095            1,363,487            13,737,582              2,750,000
                             ==========            =========            ==========              =========

                            Shares Beneficially Owned After Offering (Number of
                             Shares and Percent of Total Shares Outstanding)
                            ---------------------------------------------------
                                 Common Stock           Class B Common Stock
                            ---------------------    --------------------------
Name of Beneficial Owner         Number  Percent         Number        Percent
--------------------------- -----------  --------     -----------    ----------
Michael A. Adams(3)(7).....      50,662     *                 --         --
Donald P. Cawley(4)(7).....      49,876     *                 --         --
James Q. Crowe(5)(14)......      21,302     *                 --         --
James DePolo(6)............      92,227     *                 --         --
Stuart E. Graham (5).......       9,548     *              3,101          *
Frank M. Henry (5).........      45,583     *             15,398          *
Richard R. Jaros(5)(14)....       9,559     *                --          --
Daniel E. Knowles(8).......      10,157     *                --          --
Michael J. Mahoney(7)(9)...      51,637     *                --          --
David C. McCourt(7)(14)....      25,304     *                --          --
David C. Mitchell(5).......      11,318     *                --          --
Eugene Roth(15)............       1,391     *             3,999           *
Walter Scott, Jr.(5)(14)...     114,735     *                --          --
Timothy J. Stoklosa(10)....       7,516     *                --          --
David G. Weselcouch(7)(11).      31,924     *                --          --
John J. Whyte(5)...........       9,257     *                --          --
All Directors and
  Executive Officers
  as a group
  (16 persons).............     541,996     3%           22,498          1%
Eldorado Equity Holdings,
   Inc.(12)................   6,889,326    32%        1,017,061         49%
Mario J. Gabelli
   Group(13)...............   1,650,777     8%          301,430         15%
                              ---------               ---------
                              9,624,095               1,363,487
                              =========               =========
-------------------
(*) Less than one percent of the outstanding shares of the class.

(1) Includes vested matching share units and share units pursuant to participants' contributions under our Executive Stock Purchase Plan at October 31, 2001.

(2) Excludes shares that may be sold pursuant to an over-allotment option granted by the selling stockholder to the underwriters.

(3) Includes options to purchase 44,689 shares of common stock exercisable within 60 days after October 31, 2001.

(4) Includes options to purchase 19,671 shares of common stock exercisable within 60 days after October 31, 2001.

(5) Includes options to purchase 8,000 shares of common stock exercisable within 60 days after October 31, 2001.

(6) Includes options to purchase 56,000 shares of common stock exercisable within 60 days after October 31, 2001.

(7) Under our Executive Stock Purchase Plan, participants who defer current compensation are credited with "Share Units" with a value equal to the amount of the deferred pretax compensation. The value of a Share Unit is based on the value of a share of common stock. We also credit each participant's matching account under the plan with 100% of the number of Share Units credited based on the participant's elective contributions. Share Units credited to participants' elective contribution accounts are fully and immediately vested. Share Units credited to participants' matching accounts generally vest on the third anniversary of the date they are credited, subject to continued employment. Share Units credited to a participant's matching account become fully vested on a change in control of our company, or on the participant's death or disability while actively employed. If dividends are paid on common stock, a dividend equivalent is deemed paid with respect to Share Units and credited to participants' accounts in the form of additional Share Units. We have established a grantor trust to hold common stock corresponding to the number of Share Units credited to participants' accounts in the plan. Participants do not have the right to vote Share Units, provided that we may, but are not required to, make arrangements for participants to direct the trustee of the grantor trust as to how to vote a number of shares held by the grantor trust corresponding to the number of Share Units credited to the participants' matching accounts. The table below shows with respect to each named participant, Share Units relating to the common stock acquired by each such participant in lieu of current compensation pursuant to the plan and the vested Share Units credited to the matching account of each such participant as of October 31, 2001 including matching Share Units scheduled to vest within 60 days thereafter:

                                                       Total Shares
                                                     Acquired and Vested
Name                                                    ESPP Matching
----                                                 -------------------
Michael A. Adams....................................             5,973
Donald P. Cawley....................................             2,872
Michael J. Mahoney..................................            13,137
David G. Weselcouch.................................             2,276


     Additionally, David C. McCourt is the beneficial owner of 25,304 fully vested matching shares through RCN Long Distance's ESPP.

(8) Includes options to purchase 6,000 shares of common stock exercisable within 60 days after October 31, 2001.

(9) Includes options to purchase 36,000 shares of common stock exercisable within 60 days after October 31, 2001.

(10) Includes options to purchase 5,677 shares of common stock exercisable within 60 days after October 31, 2001.

(11) Includes options to purchase 15,800 shares of common stock exercisable within 60 days after October 31, 2001.

(12) Eldorado Equity Holdings, Inc. is a subsidiary of Level 3 Delaware Holdings, Inc., which is a subsidiary of Level 3 Telecom Holdings, Inc. On February 7, 2002, Level 3 Delaware Holdings transferred all of the shares of common stock and class B common stock it beneficially owned to Eldorado Holdings. Level 3 indirectly holds 90% of the common stock of Level 3 Telecom and all of the preferred stock of Level 3 Telecom. David C. McCourt owns the remaining 10% of the common stock of Level 3 Telecom. The address of Level 3 and Level 3 Telecom is 1025 Eldorado Blvd., Broomfield, Colorado 80021. The address of Level 3 Delaware Holdings and Eldorado Equity Holdings is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.

(13) Based on estimates obtained from Thompson Financial/Carsons for Mario J. Gabelli, together with GAMCO Investors, Inc., Gabelli Funds, Inc., Gabelli Performance Partnership, L.P., Gabelli International Limited, Gabelli International II Limited and Gabelli & Company, Inc., the address of each is One Corporate Center, Rye, New York 10580-1434.

(14) Does not include shares beneficially owned by Eldorado Equity Holdings. As an officer, director or stockholder of Level 3, Level 3 Telecom or Eldorado Equity Holdings, this person may be deemed to beneficially own all of the shares of our common equity beneficially owned by Eldorado Equity Holdings. Each of these persons disclaims beneficial ownership of the shares of our company held by Eldorado Equity Holdings. Eldorado Equity Holdings is a subsidiary of Level 3 Telecom, and Level 3 indirectly holds 90% of the common stock of Level 3 Telecom and all of the preferred stock of Level 3 Telecom. David C. McCourt is a Director of Level 3 Telecom and owns the remaining 10% of the common stock of Level 3 Telecom.

(15) Share ownership also includes Mr. Roth's proportionate interest of shares and vested options owned by the firm of Rosenn, Jenkins & Greenwald, L.L.P. Mr. Roth is a Senior Partner of the firm.

                          DESCRIPTION OF CAPITAL STOCK

     The summary of the terms of our capital stock set forth below does not purport to be complete and is qualified by reference to our articles of incorporation and bylaws.

Authorized Capital Stock

     Under our articles of incorporation, our authorized capital stock consists of 85,000,000 shares of common stock, par value $1.00 per share, 15,000,000 shares of class B common stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, without par value.

Common Stock and Class B Common Stock

     As of September 30, 2001, there were 21,346,311 shares of common stock and 2,069,153 shares of class B common stock outstanding (excluding treasury shares). The holders of common stock and class B common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. The articles of incorporation also provide that, in relation to cash dividends, the dividend payable on common stock is to be at least 105% of that payable on class B common stock. In the event of liquidation, each share of common stock and class B common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date and each holder of class B common stock is entitled to fifteen votes for each share of class B common stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

     Holders of common stock and class B common stock have cumulative voting rights but do not have preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption rights or sinking fund provisions with respect to the common stock or the class B common stock except that the class B common stock is convertible, at the option of the holder, into shares of common stock on a one-for-one basis at any time and from time to time. The outstanding shares of common stock and class B common stock are duly authorized, validly issued, fully paid and nonassessable. If at any time there are less than 25,000 shares of class B common stock outstanding, all of the outstanding shares of class B common stock automatically convert into shares of common stock.

Preferred Stock

     Under our articles of incorporation, up to 25,000,000 shares of preferred stock may be issued in such series and with such rights and preferences as the board of directors may determine from time to time. The board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, is empowered by our articles of incorporation to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Description of Certain Provisions of Our Articles of Incorporation and Bylaws

     Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that a stockholder might consider favorable. Set forth below is a description of certain of these provisions.

     Voting Rights. Our articles of incorporation provide that each holder of common stock is entitled to one vote for each share of common stock held and each holder of class B common stock is entitled to fifteen votes for each share of class B common stock held on all matters submitted to a vote of stockholders.

     "Blank Check" Preferred Stock. Our articles of incorporation empower the board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any, and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

     Special Meetings of Stockholders. Our bylaws provide that, except in relation to preferred stock, special meetings of stockholders may be called by the president, two or more directors or the holders of at least 10% of the outstanding stock of our company that is entitled to vote.

     Staggered Terms for Directors. Our bylaws provide that the directors of our company shall be divided into three classes as nearly equal in number as possible, and that one class shall be elected at each annual meeting of the stockholders for a term of three years to succeed the directors whose terms then expire.

     Provisions of the Pennsylvania Business Corporation Law. The Pennsylvania Business Corporation Law provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, stockholders, employees, suppliers, customers and creditors, (ii) the short and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control. Our articles of incorporation and bylaws do not provide an exemption from these provisions.

Transfer Agent and Registrar

     Mellon Investor Services LLC is the transfer agent and registrar for the common stock and class B common stock.

                                  UNDERWRITERS

     Under the terms and subject to the conditions set forth in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the selling stockholder has agreed to sell them, severally, the number of shares of our common stock indicated below:

Name                                             Number of Shares
----                                             ----------------
Morgan Stanley & Co. Incorporated...............
First Union Securities, Inc.....................
Goldman, Sachs & Co.............................
Legg Mason, Inc.................................
SG Cowen Securities Corporation.................
                                                 ----------------
   Total........................................     2,750,000
                                                 ================

     The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of common stock is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all the shares of common stock if any are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters propose initially to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $ a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

     The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 412,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $ , the total underwriters' discounts and commissions would be $ and total proceeds to the selling stockholder would be $ .

     Each of us, our executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus, and the selling stockholder has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

     o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

     o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to, among other things:

     o    the sale of shares of common stock to the underwriters;

     o the issuance by us of shares of common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus or with respect to awards under our equity incentive plan outstanding on the date of this prospectus;

     o the issuance by us of shares of common stock or the grant by us of options or awards pursuant to employee benefit plans in effect as of the date of this prospectus;

     o the issuance by us of shares of common stock (and the filing of a registration statement with respect to such an issuance) in connection with the acquisition of interests in other companies; provided that the recipients of the shares agree in writing to be bound by the 90-day lock-up described above; or

     o in the case of the selling stockholder, transfers by it to affiliates, provided that any such affiliate agrees to be bound by the 90-day lock-up described above, or the sale of common stock by it to one or more investors in a private placement, provided that such investors agree to be bound by the 90-day lock-up described above.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating short positions in the common stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, common stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing the common stock in this offering, if the underwriters repurchase previously distributed common stock in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     The underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for us and the selling stockholder in the ordinary course of business.

     First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed on for us by Kenneth E. Lee, Vice President, Corporate Secretary and General Counsel of our company, Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania, and Davis Polk & Wardwell, New York, New York. Certain legal matters in connection with this offering will be passed upon for the selling stockholder by Willkie Farr & Gallagher, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Commonwealth Telephone Enterprises, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Commonwealth Telephone Enterprises, Inc. for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279 or over the Internet at the SEC's WEB site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold by the selling stockholder:

      (a)  Quarterly Report on Form 10-Q dated November 14, 2001;

      (b)  Quarterly Report on Form 10-Q dated August 14, 2001;

      (c)  Current Report on Form 8-K dated July 11, 2001;

      (d)  Quarterly Report on Form 10-Q dated May 14, 2001;

      (e)  Definitive Proxy Statement on Schedule 14A dated April 11, 2001; and

      (f)  Annual Report on Form 10-K for the year ended December 31, 2000.

     You may request a copy of these filings at no cost, by writing or telephoning the office of Michael J. Mahoney, President and Chief Executive Officer, Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612-9774, (570) 631-2700.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. However, Level 3 Communications, Inc. has agreed to reimburse the Registrant for one half of such costs and expenses, up to a maximum amount of $500,000. All amounts are estimates except the SEC registration fee and NASD filing fee.

                                                              Amount to be
                                                                  Paid
                                                              ------------
SEC registration fee........................................  $   11,510
NASD filing fee.............................................      13,011
Printing....................................................       *
Legal fees and expenses (including Blue Sky fees)...........       *
Accounting fees and expenses................................       *
Transfer agent fees.........................................       *
Miscellaneous...............................................       *
                                                              ----------
   TOTAL....................................................  $    *
                                                              ==========

* To be filed by amendment.

Item 15.  Indemnification of Directors and Officers

     Section 1713 of Subchapter B of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provides that, if the bylaws of a business corporation so provide, no director shall be personally liable for monetary damages for any action or failure to act unless the director has breached or failed to perform his or her duties under Subchapter B of Chapter 17 of the BCL and the breach or failure to perform constitutes self-dealing, wilful misconduct or recklessness, provided that such provision does not apply to the responsibility or liability of a director with respect to any criminal statute or for the payment of taxes. The Company's Bylaws ("Bylaws") contain provisions which limit the liability of directors as described in Section 1713.

     Subchapter D (Sections 1741 through 1750) of Chapter 17 of the BCL contains provisions for mandatory and discretionary indemnification of a corporation's directors, officers, employees and agents (collectively, "Representatives") and related matters.

     Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors, officers and other Representatives under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party or threatened to be made a party by reason of his being a Representative of the corporation or serving at the request of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 1742 provides for indemnification with respect to derivative actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

     Section 1743 provides that indemnification against expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in Section 1741 or 1742.

     Section 1744 provides that unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct, and such determination will be made by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or by the stockholders.

     Section 1745 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the BCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the Company's Bylaws, advancement of expenses shall be authorized by the board of directors.

     Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the BCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office and that the corporation may create a fund or otherwise secure or insure its indemnification obligation, whether arising by law or otherwise.

     Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by him in his capacity as a Representative, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the BCL.

     Sections 1748 and 1749 apply the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the BCL to successor corporations resulting from consolidation, merger or division and to service as a representative of a corporation with respect to an employee benefit plan.

     Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Representative and shall inure to the benefit of the heirs and personal representatives of such Representatives.

     The Company's Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suits or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "Proceeding"), by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Company, to the extent such person is not otherwise entitled to indemnification (including indemnification under any insurance policy maintained by the person, the Company or any other entity), to the fullest extent authorized by Pennsylvania law, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. The Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the Company. Indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the Company. Indemnification thereunder shall apply whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. The right to indemnification conferred by the Bylaws shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. If Pennsylvania law so requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified.

     The Company may, by action of its board of directors, enter into contracts with its directors, officers, employees and/or agents to provide such indemnification for such actions as it may deem appropriate not inconsistent with the provisions of applicable Pennsylvania law.

     The Company's Bylaws authorize the Company to purchase and maintain insurance to protect itself and/or any director, officer, employee or agent of the Company or another entity against any expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss pursuant to applicable Pennsylvania law now or hereafter in effect. The Company has purchased such insurance.

Item 16.  Exhibits and Financial Statement Schedules

(a)  The following exhibits are filed as part of this Registration Statement:

Exhibit No.                              Document
-----------                              --------

1.1                 Form of Underwriting Agreement*

2.1 Distribution agreement among C-TEC Corporation, RCN Corporation and Cable Michigan, Inc. is incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to Form 10/A of RCN Corporation dated September 15, 1997, (Commission File No. 0-22825).

2.2 Articles of Merger between C-TEC Corporation and Commonwealth Communications, Inc. dated September 29, 1997 is incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.1 Articles of Incorporation of Registrant as amended and restated April 24, 1986 and as further amended on November 25, 1991 are incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994, (Commission File No. 0- 11053).

3.2 Amendment to Articles of Incorporation dated September 21, 1995 is incorporated herein by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (Commission File No. 0-11053).

3.3 Amendment of Articles of Incorporation dated October 1, 1997 is herein incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.4 Amendment of Articles of Incorporation dated October 8, 1997 is herein incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.5 By-laws of Registrant, as amended through October 28, 1993 are incorporated herein by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, (Commission File No. 0-11053).

Exhibit No.                              Document
-----------                              --------

3.6 Amendments to By-laws of Registrant (Article I, Section I and Article II, Section 4) dated as of December 13, 1994 are incorporated by reference to the Company's Annual Report on Form 10- K for the year ended December 31, 1994, (Commission File No. 0-11053).

4.1 Loan Agreement dated as of March 29, 1994, made by and between Commonwealth Telephone Company and the National Bank for Cooperatives is incorporated herein by reference to the Company's Report on Form 10-Q for the quarter ended March 31, 1994, (Commission File No. 0-11053).

4.2 Credit Agreement dated as of June 30, 1997 by and among C-TEC Corporation, the Lenders and First Union National Bank, as administrative agent for the Lenders is incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

4.3 Amended and Restated Credit Agreement dated as of June 22, 1999 by and among Commonwealth Telephone Enterprises, Inc. as borrower, the Lenders referred to therein, First Union National Bank as Administrative Agent, CIBC Inc., as Syndication Agent, PNC Bank, National Association, as Documentation Agent and First Union Capital Markets Corp., as Lead Arranger is incorporated herein by reference to
                    Exhibit 99 to the Company's Report on Form 10- Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

4.4 Line of Credit Agreement dated as of September 30, 1999 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to
                    Exhibit 4(b) to the Company's Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

4.5 Line of Credit Amendment dated as of September 15, 2000 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to
                    Exhibit 4(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, (Commission File No. 0-11053).

4.6 Amended and Restated Line of Credit Agreement dated as of April 6, 2001 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(b) to the Company's Report on Form 10-Q for the quarter ended March 31, 2001, (Commission File No. 0-11053).

5.1                 Opinion of Wolf, Block, Schorr and Solis-Cohen LLP*

10.1 C-TEC Corporation, 1994 Stock Option Plan is incorporated herein by reference to the Company's Report on Form 10-Q for the quarter ended March 31, 1994, (Commission File No. 0-11053).

10.2 C-TEC Corporation, Common-Wealth Builder Employee Savings Plan is incorporated herein by reference to Exhibit 28(b) to Form S-8 Registration Statements (as amended) of Registrant filed with the Commission, Registration No. 2-98306 and 33-13066.

10.3 Performance Incentive Compensation Plan is incorporated herein by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the year ended December 31, 1986, (Commission File No. 0-11053).

10.4 C-TEC Corporation 1994 Stock Option Plan, as amended, is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33- 64563.

Exhibit No.                              Document
-----------                              --------

10.5 C-TEC Corporation Executive Stock Purchase Plan is incorporated herein by reference to Form S-8 Registration of Registrant filed with the Commission, Registration No. 33-64677.

10.6 Tax sharing agreement among C-TEC Corporation, RCN Corporation and Cable Michigan, Inc. is incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to Form 10/A of RCN Corporation dated September 5, 1997, (Commission File No. 0-22825).

10.7 Assumption Agreement dated September 30, 1997 by and among Registrant, Cable Michigan, Inc. and First Union Bank is incorporated herein by reference to Exhibit 99 to the Company's Report on Form 10-Q for the quarter ended September 30, 1997, (Commission File No. 0- 11053).

10.8 Registration Rights Agreement dated October 23, 1998 among Registrant, Walter Scott, Jr., James Q. Crowe and David C. McCourt is incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated October 28, 1998, (Commission File No. 0-11053).

10.9 1997 Non-Management Directors' Stock Compensation Plan effective February 12, 1997, as amended is incorporated herein by reference to Exhibit 10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, (Commission File No. 0-11053).

10.10 Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective December 21, 1998 is incorporated herein by reference to Exhibit
                    99.1 to the Company's Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

10.11 1997 Non-Management Directors' Stock Compensation Plan effective February 12, 1997, as amended and restated, is incorporated herein by reference to Exhibit 10(a) to the Company's Report on Form 10-Q for the quarter ended March 31, 2000, (Commission File No. 0-11053).

10.12 Letter Agreement dated September 19, 2000 regarding termination of employment and services as a Director by and between Commonwealth Telephone Enterprises, Inc. and Michael I. Gottdenker is incorporated herein by reference to Exhibit 10(a) to the Company's Report on Form 10-Q for the quarter ended September 30, 2000, (Commission File No. 0-11053).

10.13 Registration Rights Agreement dated February 7, 2002 between Registrant and Level 3 Communications, Inc.

21.1 Subsidiaries of the Registrant is incorporated herein by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, (Commission File No. 0- 11053).

23.1                Consent of PricewaterhouseCoopers LLP

23.2                Consent of Wolf, Block, Schorr and Solis-Cohen LLP
                    (included in Exhibit 5.1)*

24.1 Powers of Attorney (included on the signature page of the Registration Statement)

-------------------

* To be filed by amendment.

Item 17.  Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans' annual report pursuant to Section 15(d) of the Securities Exchange Act 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
          Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Commonwealth of Pennsylvania, on February 8, 2002.

                         COMMONWEALTH TELEPHONE ENTERPRISES, INC.


                         By:   /s/ Michael J. Mahoney
                              ------------------------------------------------
                              Michael J. Mahoney
                              President, Chief Executive Officer and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Mahoney and Kenneth E. Lee, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


         Signature                         Title                       Date
         ---------                         -----                       ----

  /s/ Michael J. Mahoney         President, Chief Executive          February 8, 2002
----------------------------        Officer and Director
    Michael J. Mahoney           (principal executive officer)


   /s/ Donald P. Cawley          Senior Vice President and Chief     February 8, 2002
-----------------------------         Accounting Officer
    Donald P. Cawley             (principal accounting officer)



----------------------------     Chairman of the Board of Directors
    David C. McCourt


  /s/ Michael A. Adams
----------------------------               Director                  February 8, 2002
    Michael A. Adams


----------------------------               Director
     James Q. Crowe


----------------------------               Director
    Stuart E. Graham

         Signature                         Title                       Date
         ---------                         -----                       ----

     /s/ Frank M. Henry
----------------------------               Director                  February 8, 2002
     Frank M. Henry


     /s/ Richard R. Jaros
-----------------------------              Director                  February 8, 2002
     Richard R. Jaros


    /s/ Daniel E. Knowles
-----------------------------              Director                  February 8, 2002
     Daniel E. Knowles


    /s/ David C. Mitchell
-----------------------------               Director                 February 8, 2002
     David C. Mitchell


    /s/ Eugene Roth
------------------------------              Director                 February 8, 2002
        Eugene Roth


------------------------------              Director
       Walter Scott, Jr.


    /s/ Timothy J. Stoklosa
-------------------------------             Director                 February 8, 2002
        Timothy J. Stoklos


    /s/ John S. Whyte
-------------------------------             Director                 February 8, 2002
        John J. Whyte

                                 EXHIBIT INDEX

Exhibit No.                             Document
-----------                             --------
1.1             Form of Underwriting Agreement*

2.1 Distribution agreement among C-TEC Corporation, RCN Corporation and Cable Michigan, Inc. is incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to Form 10/A of RCN Corporation dated September 15, 1997, (Commission File No. 0-22825).

2.2             Articles of Merger between C-TEC Corporation and
                Commonwealth Communications, Inc. dated September 29, 1997 is incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.1 Articles of Incorporation of Registrant as amended and restated April 24, 1986 and as further amended on November 25, 1991 are incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994, (Commission File No. 0- 11053).

3.2 Amendment to Articles of Incorporation dated September 21, 1995 is incorporated herein by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (Commission File No. 0-11053).

3.3 Amendment of Articles of Incorporation dated October 1, 1997 is herein incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.4 Amendment of Articles of Incorporation dated October 8, 1997 is herein incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.5 By-laws of Registrant, as amended through October 28, 1993 are incorporated herein by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, (Commission File No. 0-11053).

3.6             Amendments to By-laws of Registrant (Article I, Section I and
                Article II, Section 4) dated as of December 13, 1994 are incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994, (Commission File No. 0-11053).

4.1 Loan Agreement dated as of March 29, 1994, made by and between Commonwealth Telephone Company and the National Bank for Cooperative is incorporated herein by reference to the Company's Report on Form 10-Q for the quarter ended March 31, 1994, (Commission File No. 0- 11053).

4.2 Credit Agreement dated as of June 30, 1997 by and among C-TEC Corporation, the Lenders and First Union National Bank, as administrative agent for the Lenders is incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

4.3             Amended and Restated Credit Agreement dated as of June 22,
                1999 by and among Commonwealth Telephone Enterprises, Inc. as borrower, the Lenders referred to therein, First Union National Bank as Administrative Agent, CIBC Inc., as Syndication Agent, PNC Bank, National Association, as Documentation Agent and First Union Capital Markets Corp., as Lead Arranger is incorporated herein by reference to Exhibit 99 to the Company's Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

Exhibit No.                             Document
-----------                             --------
4.4 Line of Credit Agreement dated as of September 30, 1999 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(b) to the Company's Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

4.5 Line of Credit Amendment dated as of September 15, 2000 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, (Commission File No. 0-11053).

4.6 Amended and Restated Line of Credit Agreement dated as of April 6, 2001 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(b) to the Company's Report on Form 10-Q for the quarter ended March 31, 2001, (Commission File No. 0-11053).

5.1             Opinion of Wolf, Block, Schorr and Solis-Cohen LLP*

10.1 C-TEC Corporation, 1994 Stock Option Plan is incorporated herein by reference to the Company's Report on Form 10-Q for the quarter ended March 31, 1994, (Commission File No. 0-11053).

10.2 C-TEC Corporation, Common-Wealth Builder Employee Savings Plan is incorporated herein by reference to Exhibit 28(b) to Form S-8 Registration Statements (as amended) of Registrant filed with the Commission, Registration No. 2-98306 and 33-13066.

10.3 Performance Incentive Compensation Plan is incorporated herein by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the year ended December 31, 1986, (Commission File No. 0-11053).

10.4 C-TEC Corporation 1994 Stock Option Plan, as amended, is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33- 64563.

10.5 C-TEC Corporation Executive Stock Purchase Plan is incorporated herein by reference to Form S-8 Registration of Registrant filed with the Commission, Registration No. 33-64677.

10.6 Tax sharing agreement among C-TEC Corporation, RCN Corporation and Cable Michigan, Inc. is incorporated herein by reference to
                Exhibit 10.1 to Amendment No. 2 to Form 10/A of RCN Corporation dated September 5, 1997, (Commission File No. 0-22825).

10.7 Assumption Agreement dated September 30, 1997 by and among Registrant, Cable Michigan, Inc. and First Union Bank is incorporated herein by reference to Exhibit 99 to the Company's Report on Form 10-Q for the quarter ended September 30, 1997, (Commission File No. 0-11053).

10.8 Registration Rights Agreement dated October 23, 1998 among Registrant, Walter Scott, Jr., James Q. Crowe and David C. McCourt is incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated October 28, 1998, (Commission File No. 0-11053).

10.9 1997 Non-Management Directors' Stock Compensation Plan effective February 12, 1997, as amended is incorporated herein by reference to Exhibit 10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, (Commission File No. 0-11053).

10.10 Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective December 21, 1998 is incorporated herein by reference to Exhibit 99.1 to the Company's Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

Exhibit No.                             Document
-----------                             --------
10.11 1997 Non-Management Directors' Stock Compensation Plan effective February 12, 1997, as amended and restated, is incorporated herein by reference to Exhibit 10(a) to the Company's Report on Form 10-Q for the quarter ended March 31, 2000, (Commission File No. 0-11053).

10.12 Letter Agreement dated September 19, 2000 regarding termination of employment and services as a Director by and between Commonwealth Telephone Enterprises, Inc. and Michael I. Gottdenker is incorporated herein by reference to Exhibit 10(a) to the Company's Report on Form 10-Q for the quarter ended September 30, 2000, (Commission File No. 0-11053).

10.13 Registration Rights Agreement dated February 7, 2002 between Registrant and Level 3 Communications, Inc.

21.1 Subsidiaries of the Registrant is incorporated herein by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, (Commission File No. 0- 11053).

23.1            Consent of PricewaterhouseCoopers LLP

23.2 Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included in Exhibit 5.1)

24.1 Powers of Attorney (included on the signature page of the Registration Statement)

-------------------

* To be filed by amendment.